Exhibit 2.1

DATED  20 MARCH 2008

SALE AND PURCHASE AGREEMENT

among

AVECIA INVESTMENTS LIMITED AND OTHERS

and

PHARMATHENE, INC.  AND OTHERS

relating to the Avecia Vaccines Business

CONTENTS

1.	DEFINITIONS AND INTERPRETATION/SCHEDULES	1

2.	AGREEMENT TO SELL AND PURCHASE/ASSUMPTION OF LIABILITIES	2

3.	OBLIGATIONS AT SIGNING	3

4.	CONDITIONS PRECEDENT/TERMINATION RIGHTS	4

5.	CONSIDERATION	8

6.	GAP PERIOD UNDERTAKINGS	11

7.	COMPLETION/STATUS OF US LOCAL AGREEMENT	13

8.	WARRANTIES AND LIMITATIONS	15

9.	CLAIMS PROCEDURE	18

10.	PROTECTION OF GOODWILL	21

11.	CONTRACTS	22

12.	EMPLOYEES	24

13.	POST-COMPLETION OBLIGATIONS	24

14.	GUARANTEES	29

15.	VAT	30

16.	THIRD PARTY RIGHTS	31

17.	COSTS	31

18.	ANNOUNCEMENTS/CONFIDENTIALITY	32

19.	GENERAL	34

20.	GOVERNING LAW AND DISPUTES	39

SCHEDULE 1 — VENDORS, LOCAL PURCHASERS AND TARGET BUSINESS		40

SCHEDULE 2 — PURCHASE PRICE ADJUSTMENT		41

SCHEDULE 3 — MILESTONE CONSIDERATION		46

SCHEDULE 4 — WARRANTIES		50

SCHEDULE 5 — LIMITATIONS		74

SCHEDULE 6 — EMPLOYMENT MATTERS		77

SCHEDULE 7 — COMPLETION		82

SCHEDULE 8 — PROPERTY TRANSFER PROVISIONS		83

SCHEDULE 9 — DEFINITIONS AND INTERPRETATION		89

Agreed Form Documents

AF1	Financial Information

	AF1A	Accounts

	AF1B	Creditor Analysis

AF2	Employee List

AF3	Intellectual Property List

AF4	Transferring Assets

	4A	Transferring Billingham Assets

	4B	Transferring Milford Assets

	4C	Transferring Haverton Hill Assets

AF5	Provisional Allocation

AF6	Transitional Services

	6A	UK Transitional Services Agreement

	6B	US Transitional Services Agreement

	6C	Billingham Laboratory Agreement

	6D	QC Laboratory Stability Services Agreement

AF7	Ongoing Services/Supplies

	7A	UK Master Services Agreement (including agreed Project Plans)

	7B	US Master Services Agreement (including agreed Project Plans)

	7C	Supply Agreement

AF8	US Local Agreement

AF9	Intellectual Property Assignments:

	9A	Assignment of Patents

	9B	Assignment of Trade Marks

	9C	Assignment of Domain Names

AF10	Letter of Credit

AF11	Government Related Subcontract Agreement

AF12	Form of Assignment of Lease

AF13	Data Room index of documents

THIS AGREEMENT is made on 20 March 2008 among:

(1)	AVECIA INVESTMENTS LIMITED a company incorporated in England and Wales (company number 3768296) whose registered office is at Hexagon Tower, Blackley, Manchester M9 8ZS (the “Principal Vendor”);

(2)	THE COMPANIES identified as Business Vendors in Schedule 1 (the “Business Vendors”);

(3)	AVECIA LIMITED a company incorporated in England and Wales (company number 3730853) whose registered office is at Hexagon Tower, Blackley, Manchester M9 8ZS (“Avecia Limited”);

(4)	THE COMPANIES identified as Local Purchasers in Schedule 1 (the “Local Purchasers”); and

(5)	PHARMATHENE, INC. a company incorporated under the laws of the State of Delaware whose principal place of business is at One Park Place, Suite 450101, Annapolis, MD 21401, USA (the “Purchaser”),

(each hereinafter referred to as a “party” and together the “parties”).

BACKGROUND

(A)	The Business Vendors carry on the Business (as defined below) and/or own assets relevant to the Business.

(B)	The Principal Vendor is an indirect parent company of the Business Vendors.

(C)

The Business Vendors have agreed to sell and the Local Purchasers have agreed to purchase the Target Business (by way of acquisition of the Business Assets and the assumption of the Business Liabilities) as a going concern and the Business Assets on and subject to the terms and conditions set out in this Agreement.

(D)

The Principal Vendor has agreed to provide warranties, covenants, indemnities and undertakings and to guarantee the obligations of the Business Vendors on and subject to the terms and conditions set out in this Agreement.

(E)	The Purchaser has agreed to undertake certain obligations and to guarantee the obligations of the Local Purchasers on and subject to the terms and conditions set out in this Agreement.

IT IS AGREED AS FOLLOWS

1.

DEFINITIONS AND INTERPRETATION/SCHEDULES

1.1.	Words and expressions in this Agreement shall be given the meanings ascribed to them and shall be interpreted in accordance with Schedule 9.

1.2.	The Schedules form part of and shall be construed as one with this Agreement.

2.

AGREEMENT TO SELL AND PURCHASE/ASSUMPTION OF LIABILITIES

2.1.

On the terms of this Agreement and subject to the Conditions Precedent, on the date specified in Clause 7.1, the Business Vendors shall sell and the Local Purchasers shall purchase the entire right, title and interest of the Business Vendors in and to the Target Business and the Business Assets as a going concern, in each case with the benefit of the warranties and undertakings contained in this Agreement and together with all rights and advantages attaching thereto at Completion. The Principal Vendor covenants with the Purchaser and the Local Purchasers that the Business Vendors have the right to sell and transfer to the Purchaser or the Local Purchasers, as the case may be, the full legal and beneficial interest in the Business Assets (subject to any restrictions on assignment of the Contracts) to be sold by them on the terms set out in this Agreement. The Business Assets shall be sold free from all Encumbrances and from claims by third parties (other than (in relation to Business Assets other than the Lease) liens arising by operation of law in the ordinary course of business). The Purchaser and the Local Purchasers shall acquire no interest under this Agreement in the Excluded Assets.

2.2.	The Purchaser or a Local Purchaser shall with effect from the Effective Time assume all of the Business Liabilities.

2.3.

The Principal Vendor agrees with the Purchaser (for itself and in trust for each member of the Purchaser’s Group) that the Principal Vendor shall, or shall procure that another Vendor shall, indemnify and keep indemnified the Purchaser and each member of the Purchaser’s Group against all Losses suffered or incurred:

2.3.1.

in respect of any Excluded Liability and any Liability of the Target Business or any member of the Vendors’ Group which is not a Business Liability and which is not otherwise expressly assumed by the Purchaser under this Agreement;

	2.3.2.	by reason of the Purchaser or a Local Purchaser taking any reasonable action to avoid, resist or defend itself against any Liability referred to in Clause 2.3.1; and

2.3.3.

subject to the terms of Schedule 5 and without prejudice to any other remedy available to the Purchaser, which the Purchaser or any member of the Purchaser’s Group may suffer by reason of a breach by any of the Vendors of any covenant or Warranty contained in this Agreement.

For the avoidance of doubt, nothing contained in the Disclosure Letter shall limit, reduce or extinguish the liability of the Vendors under Clause 2.3.1 or 2.3.2

2.4.

The Purchaser agrees with the Vendors (for themselves and in trust for each member of the Vendors’ Group) that the Purchaser shall, or shall procure that a Local Purchaser shall, indemnify and keep indemnified the Vendors and each member of the Vendors’ Group against all Losses suffered or incurred:

2.4.1.	in respect of any Business Liabilities and any Liability (other than any Excluded Liability) incurred by the Purchaser’s Group in carrying on the Target Business after Completion; and

2.4.2.	by reason of the Vendors taking any reasonable action to avoid, resist or defend themselves against any Liability referred to in Clause 2.4.1; and

2.4.3.

without prejudice to any other remedy available to the Vendors, which the Vendors may suffer by reason of a breach by the Purchaser of any the warranties contained in Clause 8.9 or any covenant contained in this Agreement.

The aggregate liability of the Purchaser in respect of this Clause 2.4 (other than in respect of (i) any Business Liabilities taken into account in the determination of Completion Working Capital, (ii) Liabilities incurred by the Purchaser’s Group in carrying on the Target Business after Completion and (iii) Liabilities in respect of the performance of obligations under the Contracts falling due for performance after Completion) shall be limited to and shall not exceed US$7.5 million.

2.5.

Title to those Business Assets transferred at Completion shall pass to the Purchaser or the Local Purchasers, as the case may be, on Completion and title to those Business Assets transferred after Completion shall pass to the Purchaser or the Local Purchasers, as the case may be, at the time such Business Assets are transferred, provided that where any Business Assets are capable of passing by delivery, the Principal Vendor shall deliver (or procure the delivery of) them to the Purchaser and title to those Business Assets shall pass by and upon such delivery.

2.6.	The Business Assets shall be at the risk of the Purchaser with effect from the Effective Time.

2.7.	Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 shall not apply for the purposes of this Clause 2.

3.

OBLIGATIONS AT SIGNING

On or before the date of signing of this Agreement

3.1.

the Principal Vendor shall deliver to the Purchaser copies of the minutes of a duly held board meeting of each of the Vendors and Avecia Limited authorising the execution by it of this Agreement and any other document required to be executed by such entity (such copy of minutes being certified as correct by the secretary of the relevant Vendor); and

3.2.

the Purchaser shall deliver to the Principal Vendor a copy of the minutes of a duly held board meeting of the Purchaser and each Local Purchaser authorising the execution by it of this Agreement and any other document required to be executed by the Purchaser or such Local Purchaser (such copy of minutes being certified as correct by the secretary of the Purchaser or relevant Local Purchaser).

4.

CONDITIONS PRECEDENT/TERMINATION RIGHTS

Conditions

4.1.	Completion is conditional upon satisfaction (or waiver by the Purchaser and the Principal Vendor together) of the following conditions, or their satisfaction subject only to Completion:

4.1.1.

the Purchaser and the Principal Vendor being satisfied (acting reasonably) that the Vendors and the Purchaser respectively have fulfilled their legal obligations to inform and consult employee representatives about the sale and purchase of the Target Business;

4.1.2.	there being so far as the Purchaser and the Principal Vendor are aware no applicable law or order prohibiting the Completion of the purchase and sale of the Target Business and the Business Assets;

4.1.3.

no action, suit or proceedings being pending before any court or threatened by any governmental authority which seeks to restrain, prohibit or otherwise challenge the sale of the Target Business or any of the Business Assets pursuant to this Agreement;

4.1.4.	no Material Breach of Undertaking, Material Breach of Warranty or Material Adverse Change having occurred, subject to the provisions of Clauses 4.5 to 4.12 (inclusive);

4.1.5.

the receipt of all consents, approvals and material permits for the transfer by novation of the Dstl Contracts from Avecia Limited or the UK Vendor, as the case may be, to the Purchaser or a Local Purchaser in each case in form and substance satisfactory to the Purchaser and the Principal Vendor, each acting reasonably;

4.1.6.

the receipt of all consents, approvals and material permits for the entry into of the Government Related Subcontract Agreement in respect of the NIH Contracts in each case in form and substance satisfactory to the Purchaser and the Principal Vendor, each acting reasonably;

4.1.7.

the receipt of all consents, approvals and material permits for either (i) the transfer (whether by novation or assignment) of the Challenge Grant to the Purchaser or a Local Purchaser or (ii) the sub-contracting of the Challenge Grant to the Purchaser or a Local Purchaser in each case in form and substance satisfactory to the Purchaser and the Principal Vendor, each acting reasonably;

4.1.8.

no Vendor nor any Associated Company shall have received a materially adverse determination by a contracting officer or other representative of the US Government or any other relevant governmental entity with jurisdiction over the assignment or novation of any NIH Contract that such NIH Contract cannot be assigned or novated to the Purchaser.

Responsibility for Satisfaction

4.2.

The parties hereby undertake at their own expense to use all reasonable endeavours (so far as it lies within their respective powers) to ensure the satisfaction of the Conditions Precedent as soon as practicable and in any event prior to the Long Stop Date.  The parties shall each bear their own respective filing fees and other costs incurred in relation to any filing required to be made in any jurisdiction in connection with the acquisition of the Target Business by the Purchaser’s Group.  Without prejudice to the foregoing, it is agreed that the Purchaser and the Principal Vendor shall promptly notify each other of all requests and enquiries from any government, governmental, supranational or trade agency, court or regulatory body and those requests and enquiries shall be dealt with by the Principal Vendor and the Purchaser in consultation with each other and the Principal Vendor and the Purchaser shall promptly co-operate with and provide all necessary information and assistance reasonably required by such government, agency, court or body upon being requested to do so by the other.

Notices Regarding Satisfaction

4.3.

The Purchaser and the Principal Vendor shall promptly give notice to the other of the satisfaction of the Conditions Precedent in Clauses 4.1.1, 4.1.5, 4.1.6 and 4.1.7 within two Business Days of becoming aware of the same.  Each of the Purchaser and the Principal Vendor shall promptly notify the other of (and furnish to it any information it may reasonably request with respect to) any event or condition or the existence to the Purchaser’s or the Principal Vendor’s awareness, as applicable, of any fact that would cause any of the Conditions Precedent not to be fulfilled.

Long Stop Date

4.4.

If the conditions in Clause 4.1 are not satisfied or waived on or before the Long Stop Date, either the Purchaser or the Principal Vendor may by notice in writing to the other terminate this Agreement in which case, save as expressly provided otherwise herein, this Agreement shall lapse and no party shall have any claim against any other under it, other than any claim arising from breach of the undertakings contained in Clauses 4.2.

Rights of Termination

4.5.	If at any time after the date of this Agreement and before Completion:

4.5.1.	a Material Breach of Undertaking;

4.5.2.	a Material Breach of Warranty; or

4.5.3.	a Material Adverse Change

occurs, the Purchaser shall be entitled, subject to the provisions of Clauses 4.6 to 4.12, to terminate this Agreement before Completion by notice in writing to the Principal Vendor, without any liability whatsoever on the part of the

Purchaser. If the Purchaser duly exercises its right of termination hereunder it shall have no claim against any Vendor other than as set out in Clause 4.12.

4.6.

If the Purchaser wishes to terminate this Agreement in accordance with Clause 4.5 it shall forthwith give notice of its intention to do so to the Principal Vendor (a “Termination Notice”).  The Termination Notice shall be delivered by hand to the Principal Vendor’s Company Secretary at Hexagon Tower, Blackley, Manchester M9 8ZS together with a copy delivered to the Vendors’ Solicitors (for the attention of Peter Uri) at the address and in any manner specified in this Agreement.

4.7.

If the Purchaser serves a Termination Notice in accordance with Clause 4.6 alleging that a Material Breach of Undertaking, Material Breach of Warranty or Material Adverse Change has occurred, the Principal Vendor may contest the validity of the Purchaser’s right to terminate by giving notice in writing to the Purchaser not later than 5 pm New York local time on the date being three Business Days after the date of receipt of the Termination Notice.

4.8.

If the Principal Vendor gives valid notice to the Purchaser under Clause 4.7, in respect of an alleged Material Breach of Undertaking or Material Breach of Warranty then the parties shall seek the advice of a leading commercial Queens Counsel (the “Legal Expert”).  If the parties cannot agree on the Legal Expert within two Business Days of the valid service by the Principal Vendor of a notice under Clause 4.7, the Legal Expert shall be chosen by lot.  The Legal Expert shall give due weight to any representations put forward by either party received by him and shall as a matter of urgency (and in any event no later than three Business Days after the date of appointment) advise the parties in writing if in his opinion, on the basis of the information available, a Material Breach of Undertaking or Material Breach of Warranty has occurred.  If the Legal Expert’s opinion is that a Material Breach of Undertaking or Material Breach of Warranty has occurred or if no opinion is issued by the Legal Expert on or before the Long Stop Date then the Purchaser shall not be obliged to proceed to complete this Agreement.  If the Legal Expert opines on or before the Long Stop Date that no such Material Breach of Undertaking or Material Breach of Warranty has occurred, then in the absence of any subsequent allegation or finding of Material Breach of Undertaking or Material Breach of Warranty, the parties shall complete this Agreement in accordance with its terms.

4.9.

If the Principal Vendor gives valid notice to the Purchaser under Clause 4.7 in respect of an alleged Material Adverse Change, then the parties shall seek the advice of a senior investment banker in London of an investment bank of international standing (the “IB Expert”).  If the parties cannot agree on the IB Expert within two Business Days of the valid service by the Principal Vendor of a notice under Clause 4.7, the IB Expert shall be chosen by lot.  The IB Expert shall give due weight to any representations put forward by either party received by him and shall as a matter of urgency (and in any event no later than three Business Days after the date of appointment) advise the parties in writing if in his opinion a Material Adverse Change has occurred.  If the IB Expert’s opinion is that a Material Adverse Change has occurred or if no opinion is issued by the IB Expert on or before the Long Stop Date, then the Purchaser shall not be obliged to proceed to complete this Agreement.  If the IB Expert opines on or before the Long Stop Date that no such Material Adverse Change has occurred then in the absence of any subsequent allegation or finding of Material Adverse Change, the parties shall complete this Agreement in accordance with its terms.

4.10.

In giving advice in accordance with Clauses 4.8 or 4.9, the Legal Expert or the IB Expert (as the case may be) shall act as an expert and not as an arbitrator.  His or her fees shall be payable by the Purchaser and the Principal Vendor equally.

4.11.

If the Purchaser serves a Termination Notice and the validity of such Termination Notice has not been resolved on or before the date falling five Business Days before the date on which Completion would otherwise be due to occur under this Agreement, then the date on which Completion shall occur shall be the date falling five Business Days after such validity has been resolved.  This Clause is subject to Clauses 4.8 and 4.9 where the Legal Expert or the IB Expert, as the case may be, has not issued an opinion on or before the Long Stop Date.

4.12.

Subject to Clause 4.13, if the Purchaser validly terminates this Agreement in accordance with Clause 4.5 in respect of a Material Breach of Warranty (but not a Material Breach of Undertaking or a Material Adverse Change), then the Principal Vendor shall pay to the Purchaser an amount equal to all reasonable professional fees and out-of-pocket expenses (but excluding any financing arrangement or commitment fees) together with any amounts in respect of irrecoverable VAT on such fees and expenses incurred by each member of the Purchaser’s Group directly in connection with the transactions contemplated by this Agreement up to a maximum of US$1,000,000.

4.13.

The provisions of Clause 4.12 shall not apply to limit the liability of the Principal Vendor to pay the fees and expenses of the Purchaser incurred in connection with the transactions contemplated by this Agreement:

4.13.1.

in the event of any Material Breach of Undertaking or any act of wilful default or bad faith on the part of the Principal Vendor or any of its officers, employees or advisers which results in Completion not occurring; or

4.13.2.	the failure by the Principal Vendor to proceed to Completion following satisfaction of the Conditions Precedent in accordance with Clause 7.

4.14.

If this Agreement terminates pursuant to this Clause 4, each party’s further rights and obligations shall cease immediately on termination (save for Clauses 1 (Definitions and Interpretation/Schedules), 14 (Guarantees),, 17 (Costs), 18 (Announcements/Confidentiality) and 20 (Governing Law and Disputes), which will continue in full force and effect) but termination does not affect a party’s accrued rights and obligations at the date of termination.

4.15.	The Purchaser may elect to proceed to Completion notwithstanding the existence of a Material Breach of Warranty or a Material Breach of

Undertaking, without prejudice to any other remedy it may have under this Agreement including without limitation, its rights under Clause 2.3.

5.	CONSIDERATION

Purchase Price

5.1.

Subject to adjustment pursuant to Clauses 5.5 and 5.6, the aggregate consideration for the purchase of the Business Assets and the Target Business shall (in addition to the assumption of the Business Liabilities) be:

5.1.1.	the payment of the Initial Consideration;

5.1.2.	the payment of the Deferred Consideration;

5.1.3.	the payment of the Milestone Consideration; and

5.1.4.	the payment of the Manufacturing IP Consideration.

5.2.	On Completion the Purchaser shall pay the Initial Consideration to the Principal Vendor in accordance with the provisions of Schedule 7.

5.3.

The Principal Vendor is authorised to receive the Purchase Price on behalf of the other Vendors and payment to the Principal Vendor (or as it may direct) shall constitute an absolute discharge for the Purchaser.

Amendments to Initial Consideration

5.4.	The provisions of Schedule 2 shall apply in relation to the preparation and agreement (or determination) of the Completion Working Capital Statement.

5.5.

If the Completion Working Capital is less than the Base Working Capital, the Principal Vendor shall on the Settlement Date pay to the Purchaser by way of reduction in the Purchase Price an amount equal to such shortfall, together with an amount equivalent to interest on such sum at the Interest Rate from (and including) the Completion Date to (but excluding) the date of payment.

5.6.

If the Completion Working Capital exceeds the Base Working Capital, the Purchaser shall, on the Settlement Date pay to the Principal Vendor by way of increase in the Purchase Price an amount equal to such excess, together with an amount equivalent to interest on such sum at the Interest Rate from (and including) the Completion Date to (but excluding) the date of payment.

Deferred Consideration

5.7.	The Purchaser shall or shall procure the payment to the Principal Vendor of the Deferred Consideration to the Principal Vendor’s Bank Account on the earlier to occur of:

5.7.1.

the Purchaser or another member of the Purchaser’s Group completing a fund raising or financing transaction in which the Purchaser or such other member receives gross proceeds of not less than US$15 million); and

5.7.2.	the date falling 12 months after the Completion Date.

5.8.

The Purchaser undertakes (i) to use all reasonable endeavours to complete a fund raising or financing transaction as described in Clause 5.7.1 as soon as reasonably practicable and (ii) to keep the Principal Vendor regularly informed as to what steps it is taking in that regard and any other material developments in relation thereto.

Milestone Consideration

5.9.	The provisions of Schedule 3 shall apply in relation to:

5.9.1.	certain obligations on the Purchaser and protections for the Vendors which apply after the date of this Agreement; and

5.9.2.	the calculation of how much (if any) Milestone Consideration is payable and when payment of it is due.

Manufacturing IP Consideration

5.10.

These Clauses 5.10 and 5.11 apply if any member of the Purchaser’s Group sources Drug Substance that is to be purchased under a Master Services Agreement or the Supply Agreement from a supplier other than the UK Vendor (including sourcing internally or from other members of the Purchaser’s Group).  Where such Clauses apply, the Purchaser shall (subject to Clauses 5.12 and 5.13) pay to the Principal Vendor further amounts by way of additional consideration for the Target Business and the Business Assets calculated in accordance with Clause 5.11.

5.11.

The amount payable to the Principal Vendor (the “Manufacturing IP Consideration”) will be a percentage of the amount that would have been payable to the UK Vendor had the relevant Drug Substance been produced under the Master Services Agreement or the Supply Agreement.  Such percentage will be determined as follows:

5.11.1.

3.75% in the event that (i) a national government or agency thereof after award of a contract, specifies that production of Drug Substance must be sourced from a supplier other than the UK Vendor or (ii) if and to the extent that the UK Vendor is unable to fulfil the Purchaser’s or the relevant member of the Purchaser’s Group’s demand for Drug Substance; and

5.11.2.

7.5% in the event that the Purchaser or the relevant member of the Purchaser’s Group elects to source Drug Substance from any supplier other than the UK Vendor other than in the circumstances described in Clause 5.11.1.

5.12.

No Manufacturing IP Consideration will be payable if the Purchaser or a member of the Purchaser’s Group sources Drug Substance as a result of the termination of a Master Services Agreement (or the applicable project plan under the Master Services Agreement) as a result of the UK Vendor’s unremedied breach of section 3.2(a) of the Master Services Agreement or termination of the Supply Agreement under the corresponding sections of the Supply Agreement.

5.15.

All payments under this Clause shall (unless the parties agree otherwise or the recipient notifies by at least five Business Days’ prior notice a suitable alternative bank account) be paid by electronic transfer of cleared funds for same day value to:

5.13.

The Manufacturing IP Consideration shall be payable only if the production of Drug Substance employs Manufacturing IP included in the Business Assets transferred to the Purchaser or a Local Purchaser under this Agreement.

5.14.

The obligation to pay the Manufacturing IP Consideration shall begin on the first purchase by a member of the Purchaser’s Group of Drug Substance (or the production of Drug Substance by a member of the Purchaser’s Group) and shall end ten (10) years thereafter.

Payments

5.15.

All payments under this Clause shall (unless the parties agree otherwise or the recipient notifies by at least five Business Days’ prior notice a suitable alternative bank account) be paid by electronic transfer of cleared funds for same day value to:

5.15.1.	in the case of the Principal Vendor, the Principal Vendor’s Bank Account; and

5.15.2.	in the case of the Purchaser, the bank account of the Purchaser notified by the Purchaser to the Principal Vendor at least five Business Days before the first payment is to be made to the Purchaser.

Allocation of the Purchase Price

5.16.

The parties have agreed a provisional allocation of the Purchase Price which is as shown by the Provisional Allocation. As soon as practicable after the adjustments required to be made under Clause 5.5 or 5.6 have been determined, the Principal Vendor and the Purchaser shall seek to agree a revised allocation of the Purchase Price by allocating each adjustment to the Business Assets to which it most closely relates unless otherwise required by law. If they are unable to do so within 30 days of the Settlement Date, either party may refer the matter for determination to an independent expert and the provisions of paragraphs 5 to 11 of Part 2 of Schedule 2 shall (with such modifications as may be necessary) apply to such determination. The parties agree to adopt the allocation agreed by them or determined by the independent expert for all Taxation purposes including, without limitation, for filing all documents and statements required under Section 1060 of the Code, and shall within 30 days of such agreement or determination execute a document between them adopting such allocation.

5.17.	The parties agree that any changes, pursuant to Clause 5.16 above, to be made to the provisional allocation set out in the Provisional Allocation:

	5.17.1.	will reflect only the underlying differences between the Completion Working Capital as compared with the Base Working Capital; and

	5.17.2.	will adopt the same methodology and practices as were used in preparing such provisional allocation.

5.18.

Any Milestone Consideration or Manufacturing IP Consideration which becomes payable shall be allocated as being additional consideration for the Goodwill sold by the UK Vendor to the extent consistent with the Code and other applicable Tax laws.

5.19.

If any further payment (other than interest under Clause 19.17) is made by a party to another party under this Agreement (whether as damages for breach or under an indemnity or covenant to pay), such payment shall so far as possible be made by way of further adjustment to the Purchase Price and such further adjustment shall be allocated as the parties may agree (or as determined by an independent expert) on the same basis as is set out in Clause 5.16 and Clause 5.17.

6.	GAP PERIOD UNDERTAKINGS

6.1.	Pending Completion, the Principal Vendor and the Business Vendors shall, subject to their right (acting reasonably) to refuse access on the grounds that access:

	6.1.1.	would be contrary to any applicable laws or regulations;

	6.1.2.	would cause undue disruption to the Target Business or its management; or

6.1.3.

would in the reasonable opinion of the management of the Target Business involve issues of commercial sensitivity and confidentiality such that access could, if Completion did not take place, materially damage the value or competitiveness of the Target Business, allow the Purchaser, its agents and representatives such access during normal working hours to the books and  records of or relating in whole or in part to the Target Business as the Purchaser may reasonably request (upon reasonable notice in writing to the Principal Vendor at such times and at such locations as the Purchaser may reasonably request) in order to ensure the transfer of the management and operation of the Target Business in a smooth and timely manner on and with effect from the Completion Date without undue or unnecessary interference or interruption.

6.2.

During the period from the date of this Agreement to Completion the Principal Vendor and the Business Vendors shall in relation to the Target Business and the Business Assets (unless the Purchaser otherwise agrees, such agreement not to be unreasonably withheld or delayed):

6.2.1.

carry on the Target Business as a going concern in the ordinary and usual course consistent with past practice in accordance with all applicable legal and administrative requirements and with a view to keeping intact the Target Business, keeping available the services of the Senior Employees and preserving the relationship of the Target Business with customers, suppliers and others with whom the Target Business deals, in each case subject to any restrictions on so doing imposed by this Agreement;

6.2.2.	not adopt or amend in any respect any Employee Benefit Arrangement (or any arrangement that would be an Employee Benefit Arrangement if adopted) except as required by applicable law;

6.2.3.	not amend (or renew on different terms) any collective bargaining agreement or trade union recognition agreement except in each case as required by applicable law;

6.2.4.

not grant to any Employee any increase in remuneration or benefits except (i) in the ordinary course of business consistent with past practice or (ii) for increases for which the Vendors’ Group will be solely liable;

6.2.5.	not dismiss or give notice of termination to any Senior Employee (unless circumstances exist justifying summary dismissal);

6.2.6.	not employ any person with a basic annual salary in excess of US$75,000;

6.2.7.	not enter into any agreement or commitment involving any capital expenditure above US$100,000 (exclusive of VAT) per item;

6.2.8.

not incur, enter into or permit, allow or suffer the creation of any Encumbrances over the Business Assets except (in relation to Business Assets other than the Lease) liens arising by operation of law in the ordinary course of business;

6.2.9.	not enter into or terminate prematurely or vary the terms of any Material Contract;

6.2.10.	not make payments or transfer assets (in each case other than in the ordinary course of trading on arm’s length commercial terms) to any other member of the Vendors’ Group;

6.2.11.	not acquire or dispose of any business or activity or discontinue or cease to operate all or any part of the Target Business;

6.2.12.

not sell, lease, assign, license or otherwise dispose of (i) any fixed assets of the Target Business for any reason, or (ii) except in the ordinary course of business any part of the Target Business or any Business Asset (or any interest therein);

6.2.13.	maintain in full force and effect the current insurance policies applicable to the Business Assets and the Target Business and not vary or permit to lapse or fail to renew such policies; and

6.2.14.	not grant any licences (other than licences on arm’s length commercial terms consistent with past practice and in the ordinary course of trading) or other rights to modify the Business IP;

6.2.15.	not enter into any lease, hire purchase or other agreements or arrangements for payment on deferred terms other than with existing trade creditors in the ordinary course of business;

6.2.16.	not commence, settle or defend any litigation or arbitration proceedings;

6.2.17.	not, in relation to the Haverton Hill Site:

(a) agree any revised rent for such property or implement any rent review;

(b) vary the terms of the Lease; or

(c) commit any breach of covenant, which would render the Lease liable for forfeiture;

6.2.18.	not commit or agree to take any of the actions prohibited by or any action inconsistent with this Clause 6.2;

6.2.19.

in the event that any member of the Vendors’ Group becomes involved in any dispute with any Tax Authority concerning any matters likely to affect the Business Assets in any way, notify the Purchaser as soon as reasonably practicable and, in any event, within two (2) Business Days of such member of the Vendors’ Group becoming aware of such dispute; and

6.2.20.

not, and shall procure that no relevant associate (for the purposes of paragraph 3(7) of Schedule 10 of VATA 1994) shall elect to waive exemption for VAT purposes pursuant to paragraph 2 of Schedule 10 to VATA 1994 in relation to the Property.

6.3.

As soon as practicable after the date hereof, the Principal Vendor and the Purchaser shall establish a steering committee to review the operations of the Target Business and to provide consultation and advice regarding the management of the Target Business. Such steering committee shall:

6.3.1.	be comprised of two representatives of the Purchaser and two representatives of the Principal Vendor; and

6.3.2.	meet at least once a week (in person or by telephone).

7.	COMPLETION/STATUS OF US LOCAL AGREEMENT

7.1.

Subject to Clause 4 and subject as hereinafter provided, Completion shall take place at the offices of the Vendors’ Solicitors on the fifth Business Day after the CP Satisfaction Date or, at such other place or time as may be agreed in writing between the Purchaser and the Principal Vendor.

7.2.

On Completion, the parties will comply with their respective obligations set out in Schedule 7.  Neither party (treating for this purpose the Vendors as a single party and the Purchaser and the Local Purchasers as a single party)

shall be obliged to proceed to Completion unless the other party is simultaneously ready and able to proceed to Completion.  Neither party shall be obliged to purchase or sell only some of the Business Assets.

7.3.                              If the provisions of Schedule 7 are not complied with by the Vendors or the Purchaser or a Local Purchaser in all respects by or on the date set for Completion, the Purchaser, in the case of non-compliance by any Vendor, or the Principal Vendor, in the case of non-compliance by the Purchaser or a Local Purchaser, shall be entitled (in addition to and without prejudice to all other rights or remedies available to it including the right to claim damages) by written notice to the Principal Vendor or, as the case may be, to the Purchaser served on such date:

7.3.1.	to elect to terminate this Agreement;

7.3.2.	to effect Completion so far as practicable having regard to the defaults which have occurred; or

7.3.3.

to fix a new date for Completion (such date being neither less than 3 nor more than 10 Business Days after the agreed date for Completion) in which case the provisions of Schedule 7 shall apply to Completion as so deferred but provided such deferral may only occur once unless otherwise agreed in writing between the Principal Vendor and the Purchaser.

7.4.                              The Principal Vendor shall procure that the relevant Vendors, and the Purchaser shall procure that it or the relevant Local Purchasers, enter into the US Local Agreement at Completion.  To the extent that the provisions of this Agreement are inconsistent with or additional to the provisions of the US Local Agreement, the provisions of this Agreement shall prevail and the Principal Vendor and the Purchaser shall procure that the provisions of the US Local Agreement are adjusted, so far as permissible under the laws of the relevant jurisdiction, to the extent necessary to give effect to the provisions of this Agreement and/or that the relevant Vendor and the Purchaser or the relevant Local Purchaser comply with the provisions of this Agreement as though they were bound by such provisions in place of the provisions of the US Local Agreement.

7.5.                              If there is an adjustment to the Purchase Price (or the payments made on account of the Purchase Price at Completion) under Clause 5 which is allocated to any part of the Business Assets or Business Liabilities which is the subject of the US Local Agreement, the Principal Vendor and the Purchaser will procure that the parties to the US Local Agreement enter into a supplemental agreement reflecting such adjustment, if appropriate.

7.6.                              The Purchaser shall not, and shall procure that no Local Purchaser shall, bring any claim against a Vendor in respect of or based upon the US Local Agreement (nor any warranties, representations or other obligations implied by law) save to the extent necessary to implement any legal transfer of assets agreed to be sold hereunder in a manner consistent with the terms provided for by this Agreement.  To the extent that the Purchaser or the US Local

Purchaser does bring a claim (save as referred to above) the Purchaser shall indemnify the Vendors against all Losses which any Vendor may suffer through or arising from the bringing of such a claim against it.

7.7.                              The Principal Vendor shall not, and shall procure that no Vendor shall, bring any claim against the Purchaser or any relevant Local Purchaser in respect of or based upon the US Local Agreement (nor any warranties, representations or obligations imposed by law) save to the extent necessary to implement any transfer of assets sold hereunder in a manner consistent with the terms provided for by this Agreement.  To the extent that any Vendor does bring a claim (save as referred to above), the Principal Vendor shall indemnify the Purchaser and each relevant Local Purchaser against all Losses which it may suffer through or arising from the bringing of such a claim against it.

8.                                      WARRANTIES AND LIMITATIONS

8.1.                              In consideration of the Purchaser entering into this Agreement the Principal Vendor warrants to the Purchaser that each of the Warranties is true and accurate in all respects and not misleading as at the date of this Agreement (as qualified by the matters fairly disclosed in or by the Disclosure Letter) and, subject to Clause 8.7, each of the Repeated Warranties shall continue to remain true and accurate and not misleading (as so qualified) in all respects on the day of Completion by reference to the facts and circumstances then subsisting and on the basis that any reference in the Warranties, whether express or implied, to the date of this Agreement, is substituted by a reference to that date.  The Principal Vendor acknowledges that the Purchaser is entering into this Agreement in reliance on the Warranties (as so qualified) and acknowledges and agrees that the Warranties are not subject to or limited by any disclosures which are not made in or by the Disclosure Letter.

8.2.                              As between the Purchaser and the Vendors, the Purchaser undertakes that it has relied only on the Warranties, indemnities and undertakings in this Agreement and the other agreements to be entered into with any Vendor at Completion and not on any other warranties or representations, indemnities or undertakings of the Vendors.  The Purchaser further undertakes that it has not relied upon any other warranties, statements, representations or undertakings of any description given by any other member of the Vendors’ Group or any of the officers, employees, solicitors, accountants, other agents or professional advisers of any member of the Vendors’ Group.

8.3.                              The provisions of Schedule 5 shall have effect to regulate and limit the Principal Vendor’s liability for breach of the Warranties.  Where expressly provided in Schedule 5, it shall also regulate and limit the liability of the Vendors in respect of other claims under this Agreement and the other agreements to be entered into by the Vendors at Completion.

8.4.                              Save as expressly provided otherwise, the Warranties shall be construed as separate and independent and shall not be limited by reference to any other Warranties.  The Warranties shall not be extinguished or affected by Completion.  Except to the extent set out in Clause 8.7, the Purchaser shall be entitled to claim after Completion in respect of any breach of Warranty of which it becomes aware between the date of this Agreement and Completion.

8.5.

Where a Warranty is expressed to be given “so far as the Principal Vendor is aware”, or is otherwise limited by words to that effect, the Principal Vendor shall be deemed to have knowledge only of the matters within the actual awareness of the following individuals (and whose awareness shall in turn be deemed to be limited to the area of responsibility shown opposite his or her name below) provided that such knowledge, information, belief or awareness shall be deemed to have been acquired after reasonable and appropriate enquiries by the individuals in respect of the relevant subject matter of such Warranties:

	Name	Position	Area of Responsibility
	Kevin Price	Senior Vice-President	All
	Philip Speakman	Vice-President	All
	Iain Baird	Vice-President Manufacturing and Supply Chain	C, E
	Matthew Deuchars	Chief Scientific Officer	E
	David Theakston	Head of Regulatory	E
	Clare Edwards	Head of Quality	E
	Martin Meeson	Finance Director (UK Vendor)	A
	Andrew Cree	General Counsel (Principal Vendor)	B, C

Key to letter codes used in table above:

	A	Finance, accounting and taxation matters
	B	Legal and insurance matters
	C	Trading, competition and contractual matters
	D	Employee matters
	E	Operational, environmental and regulatory matters
	F	Intellectual Property

8.6.

Save in the case of fraud, the Principal Vendor undertakes not to make any claim against any Employee on whom it may have relied before entering into this Agreement or the documents to be entered into pursuant to this Agreement or in the preparation of the Disclosure Letter (but this shall not preclude the Principal Vendor from claiming against any other Vendor under any right of contribution or indemnity to which it may be entitled).

8.7.

No right to damages or compensation shall arise in favour of the Purchaser in consequence only of an event occurring or matter arising after the signing of this Agreement and before the date of Completion, constituting a breach or non-fulfilment of any of the Repeated Warranties if the event in question could not have been avoided or prevented by the Principal Vendor or the other Vendors.

8.8.

The Principal Vendor undertakes to the Purchaser that, if between the date of this Agreement and Completion, any event (including for the avoidance of doubt, any omission) occurs, which results, or which may result, in any of the Warranties being unfulfilled, untrue or inaccurate at Completion, then it shall immediately and in any event prior to Completion, give the Purchaser notice of that event and its likely consequences.

8.9.

None of the Warranties nor the indemnities given by the Principal Vendor in this Agreement shall be, or shall be deemed to be, qualified, modified or discharged, nor shall a claim by the Purchaser against the Principal Vendor under this Clause 8, be prevented or limited, by reason of any investigation or enquiry made by, or on behalf of the Purchaser and no information relating to the Target Business or the Business Assets of which the Purchaser has actual knowledge, other than only by reason of it being disclosed in or by the Disclosure Letter, shall prejudice any claim which the Purchaser shall be entitled to bring or shall operate to reduce any amount recoverable by the Purchaser under this Agreement.

8.10.

The Purchaser warrants and undertakes to the Vendors that each of the warranties set out in this Clause 8.10 is true and accurate as at the date of this Agreement and that each of such warranties will be true and accurate on the day of Completion by reference to the facts and circumstances then subsisting:

8.10.1.	the Purchaser is and each Local Purchaser is a company duly incorporated and validly existing under its respective laws of incorporation;

8.10.2.

the Purchaser and each Local Purchaser have the legal right and authority to enter into and perform this Agreement and any other documents to be entered into pursuant to this Agreement; this Agreement constitutes, and the documents to be entered into by the Purchaser or the Local Purchasers pursuant to it will when executed constitute, valid, legal and binding obligations of the Purchaser and the Local Purchasers, as applicable, in accordance with their respective terms;

8.10.3.

the execution and delivery of and the performance by the Purchaser and each Local Purchaser of its obligations, as applicable, under this Agreement and any other documents to be delivered pursuant to this Agreement as are relevant to the Purchaser or such Local Purchaser will not:

(a)

conflict with or result in a breach of, or constitute a default under, any instrument to which the Purchaser or the Local Purchaser is a party or by which the Purchaser or the Local Purchaser is bound; or

(b)

result in a breach of any order, judgement or decree of or undertaking to any court, governmental agency or regulatory body to which the Purchaser or the Local Purchaser is a party or by which the Purchaser or the Local Purchaser is bound;

in each case, which would prohibit the consummation of the transactions contemplated by this Agreement;

8.10.4.

the execution and delivery of this Agreement and the documents to be delivered under it and the consummation of the transactions contemplated hereby and thereby will not (i) violate, conflict with or result in any breach of any provision of the constitutional documents or by-laws of the Purchaser or a Local Purchaser or (ii) violate, conflict with or result in any breach of any statute, rule or governmental regulation applicable to the Purchaser or the Local Purchaser, in each case, which would prohibit the consummation of the transactions contemplated by this Agreement;

8.10.5.

no notice, permit, consent, approval, authorisation or order of or declaration or filing with, any governmental authority or third party is required to be made or obtained by the Purchaser or the Local Purchaser as a condition of the execution or delivery of this Agreement or the documents to be delivered under it or, other than the Conditions Precedent, the consummation of the transactions contemplated hereby or thereby;

8.10.6.

the Purchaser has determined in good faith that the fair market value of the Business Assets to be sold by the US Vendor, valued in accordance with the rules and regulations under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended is less than US$63.1 million; and

8.10.7.

the Purchaser has the financial resources required to fulfil its obligations under this Agreement in respect of the payment of the Initial Consideration and the issue of the Letter of Credit and, to the extent such resources rely on third parties providing finance, the Purchaser has committed facilities available to it which are not subject to any conditions outside the Purchaser’s control.

9.	CLAIMS PROCEDURE

9.1.

If any party to this Agreement (the “Claimant”) becomes aware of any matter that may give rise to a claim against another party to this Agreement (the “Recipient”) under this Agreement notice of that fact shall be given to the Recipient as soon as practicable but any failure to give such timely notice shall not affect the rights of the Claimant except to the extent that the Recipient is materially prejudiced by such failure.

9.2.

Without prejudice to the validity of the claim or alleged claim in question (and subject to the Recipient entering into such undertakings relating to confidentiality as the Claimant may reasonably require), and except as otherwise required by law, the Claimant shall allow, and shall procure that the relevant Associated Companies of the Claimant allow, the Recipient and its accountants and professional advisers to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim and for such purpose the Claimant shall give, and shall procure that the relevant Associated Companies of the Claimant give all relevant information,  access to premises and personnel during business hours and on reasonable advance notice, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Recipient or its accountants or professional advisers may reasonably request (in each case at the Recipient’s cost).

9.3.	If the claim in question is a result of or in connection with a claim or liability to a third party then:

9.3.1.

no admission of liability shall be made by or on behalf of the Claimant or any Associated Company of the Claimant and the claim shall not be compromised, disposed of or settled without the consent of the Recipient (such consent not to be unreasonably withheld or delayed);

9.3.2.

the Recipient shall (subject to its providing an indemnity in terms reasonably satisfactory to the Claimant in respect of all costs and expenses which may be incurred by the Claimant or any Associated Company of the Claimant in complying with this Clause 9.3.2) be entitled at its own expense and in consultation with the Claimant to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of the Claimant or any Associated Company of the Claimant concerned and to have the conduct of any related proceedings, negotiations or appeals; and

9.3.3.

the Claimant will give and procure that the relevant Associated Companies of the Claimant give, subject to their being paid all reasonable out of pocket costs and expenses, and except as otherwise required by law, all relevant information, access to premises and personnel during normal business hours on reasonable advance notice, and the right to examine and copy or photograph any assets, accounts, documents and records, for the purpose of avoiding, disputing, denying, defending, resisting, appealing, compromising or contesting any such claim or liability as the Recipient or their professional advisers reasonably request (in each case at the Recipient’s cost).  The Recipient agrees to and shall procure that its employees, agents and professional advisers, keep all such information confidential and only use it for such purpose.

This Clause 9.3 will not apply so as to give any of the Vendors any rights in respect of the conduct of the defence by the Purchaser or a Local Purchaser of claims made by a party to a Government Contract if in the reasonable opinion of the Purchaser or a Local Purchaser, as the case may be such defence of such claim would damage the Target Business.  Clause 9.3.2 will not apply as to any third party claims seeking an injunction or other relief which is not a claim for money damages against the Claimant that the Claimant reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages; provided that the Recipient, subject to complying with Clause 9.3.2, shall be entitled to assume the defence of the portion relating to money damages.

9.4.                              The Purchaser agrees that after the Completion Date, the Purchaser will or will procure that a Local Purchaser will retain, and exert reasonable endeavours to preserve the condition of the relevant Books and Records and will use all reasonable endeavours (so far as it lies within its power) to ensure that no such Books and Records are destroyed or disposed of or permitted to be destroyed or disposed of during a six year period from the Completion Date, provided that the Purchaser may destroy or dispose of any such Books and Records prior to the expiration of said six years if the Principal Vendor is provided with reasonable advance notice of the Purchaser’s intention to discard or destroy Books and Records generally identifying the content of the same and the Principal Vendor either agrees that such Books and Records may be destroyed or disposed of or fails to make arrangements for the pickup and delivery of such documents within thirty days of the date of the Purchaser’s notice.

9.5.                              The Purchaser and the Principal Vendor undertake to (and shall procure that each member of the Purchaser’s Group or Vendors’ Group, as appropriate, shall) take all reasonable steps available to it to mitigate any loss suffered by any such party in respect of any claim under this Agreement.

9.6.                              Where any member of the Purchaser’s Group or the Vendors’ Group (as appropriate) is entitled to recover from some other person any sum in respect of any Losses which could give rise or has given rise to any claim under this Agreement, the Purchaser or the Principal Vendor shall promptly after becoming aware of such entitlement inform the Principal Vendor or the Purchaser (as appropriate) of it and will procure that there are taken all reasonable steps to recover that sum.  Any such sum recovered (less any out of pocket costs and expenses reasonably incurred in obtaining such recovery and less also any Taxation or other deductions suffered in respect of such sum) will reduce the amount which, without such recovery, could have formed the whole or part of any claim under this Agreement provided however that such entitled party shall not be obliged to pursue such claim against the third party before or in preference to pursuing a claim against the other party.

9.7.                              If any party pays an amount in discharge of any claim under this Agreement and the recipient or one of its Associated Companies subsequently recovers from a third party the same losses in respect of which the relevant claim was made, the recipient shall repay an amount equal to (i) the sum recovered from the third party less any out of pocket costs and expenses reasonably incurred in obtaining such recovery and less also any Taxation or other deductions suffered in respect of such sum or (ii) if less, the amount previously paid by such party to the recipient.

10.	PROTECTION OF GOODWILL

10.1.	The following terms shall have the following meanings respectively in this Clause 10:

10.1.1.

“Permitted Activity” means (a) all activities of any member of the Vendors’ Group, or interest in, or the management, operation, or ownership of, the respective businesses of any of them other than a Restricted Activity and (b) any activity which relates to or comprises (i) the manufacturing and quality control testing and analysis of vaccines (other than the Vaccines except pursuant to the Master Services Agreement, the Supply Agreement or any other agreement entered into between the Purchaser’s Group and the UK Vendor) by biological processes and/or (ii) the carrying out of process or analytical development for, or technical development in relation to the scale-up of, such manufacturing and quality control testing and analysis for customers engaged in the development of vaccines;

10.1.2.

“Restricted Activity” means carrying on the business of (i) the development, manufacture and sale of the Vaccines or (ii) the development, manufacture or sale of other vaccines against infection by anthrax or plague (but for the avoidance of doubt, the manufacture of (a) other vaccines (not being vaccines against infection by anthrax or plague) developed by third parties and (b) adjuvants for third parties used either in relation to the Vaccines or to any other types of vaccine are not within the scope of this definition); and

	10.1.3	“Restricted Period” means three years commencing on Completion.

10.2.

Each of the Vendors undertakes with the Purchaser (and each other member of the Purchaser’s Group) that it will not and the Principal Vendor undertakes to procure that none of the Associated Companies of the Vendors will during the Restricted Period:

	10.2.1.	carry on, be engaged in or in any way interested in or connected with any Restricted Activity during the Restricted Period; or

10.2.2.

from the date of this Agreement to the end of the Restricted Period otherwise than as agreed between the parties, offer employment to, enter into a contract for the services of, induce or seek to induce from the Target Business any Employee to become employed whether as employee, consultant or otherwise by any Vendor or any of its Associated Companies or any third party.

10.3.	Notwithstanding Clause 10.2 above, nothing shall prevent any member of the Vendors’ Group from time to time from:

	10.3.1.	engaging in a Permitted Activity;

10.3.2.

acquiring and thereafter managing and operating any business, firm, company or group of companies which is engaged or interested in a Restricted Activity provided that  the Restricted Activity represents 20% or less of the turnover of the whole business, firm, company or group of companies acquired;

10.3.3.

engaging in a transaction under which all or part of the remaining business of the Vendors’ Group is sold or contributed to or combined with another business engaged or interested in a Restricted Activity in circumstances where the interest of the Vendors’ Group in the combined undertaking is less than or equal to 50%, provided that the Principal Vendor shall procure that it shall be a condition of any such transaction that the counterparty to such transaction agrees that the assets and employees of the Vendors’ Group which are included in such contribution or combination cannot be used in such a manner as would, if they had remained with the Vendors’ Group, have been in breach of this Clause 10;

	10.3.4.	bona fide general advertising for employees or consultants and hiring such employees or consultants in response thereto.

10.4.

For the avoidance of doubt, if another entity acquires control of an entity which is currently an Associated Company of any Vendor, the Principal Vendor’s obligation to procure compliance with Clause 10.2 shall apply only to such Associated Company of the relevant Vendor and shall not (except, where relevant, as set out in Clause 10.3.3) extend to require compliance by any other entity within the acquirer’s group.

10.5.	Each Vendor shall promptly inform the Purchaser in writing if it acquires any interest in a business, firm, company or group of companies to which the exceptions in Clauses 10.3.2 and 10.3.3 apply.

10.6.

The Vendors consider that the restrictions contained in this Clause are no greater than is reasonable and necessary for the protection of the interest of the Purchaser and assuring the Purchaser the full benefit and value of the Goodwill but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

11.	CONTRACTS

11.1.

Subject to Clause 11.2, with effect from Completion and to the extent that the same is lawful and permissible under the relevant Contract, each of the Business Vendors assigns to the Purchaser (or the relevant Local Purchaser) its rights under each Contract.

11.2.

To the extent that the assignments referred to in Clause 11.1 are not lawful or permissible (whether due to the consent of the other party or parties to such contract not being obtained or otherwise), or in the event that a Contract can only be novated with the consent of a third party:

	11.2.1.	each of the parties shall use all reasonable endeavours (including, in relation to the Purchaser, providing parent company guarantees on the account of the Local Purchasers if so requested) to procure assignments or novations of the relevant Contract to the Purchaser or a Local Purchaser and where relevant shall seek to agree and execute with the relevant counterparty to such Contract a form of novation ; and

	11.2.2.	until such assignments have been procured or the Contract has been novated to the Purchaser or a Local Purchaser:

(a)

this Agreement shall not constitute an assignment or attempted assignment of the Contract but the relevant Business Vendors shall hold the benefit of the relevant Contract and any monies, goods or other benefits received under such Contract in trust for the Purchaser or the relevant Local Purchaser absolutely (but only if the relevant Business Vendor can do so without causing an event of default or termination and without a breach of law);

(b)

the relevant Business Vendor shall at the cost of the Purchaser give all reasonable assistance to the Purchaser to enable the Purchaser or a Local Purchaser to enforce the relevant Business Vendor’s rights under the relevant Contract including giving the Purchaser access to all relevant books, documents and other information in relation to such Contract as the relevant Business Vendor may continue to hold and the Purchaser may reasonably require from time to time;

(c)

to the extent that such sub-contracting is permissible and lawful under the relevant Contract, the Purchaser or a Local Purchaser shall perform all of the obligations of the relevant Business Vendor under such Contract as sub-contractor of the relevant Business Vendor and where such sub-contracting is not permissible, the Purchaser or a Local Purchaser shall perform such obligations as agent for the relevant Business Vendor; and

(d)

without prejudice to the foregoing, the parties shall co-operate (each at its own expense) in making such other reasonable lawful alternative arrangements regarding the relevant Contract as may best achieve the transfer with effect from Completion of the benefit and burden of such Contract to the Purchaser or a Local Purchaser.

11.3.

The Purchaser undertakes in respect of each Contract assigned or novated to it hereunder or in respect of which the Purchaser or a Local Purchaser receives the benefit under Clause 11.2.2, that it will procure at its own expense the performance of the Business Vendors’ or Avecia Limited’s obligations thereunder and relieve and indemnify the Business Vendors and Avecia Limited of any liabilities in relation thereto excluding any liability to the extent such liability is incurred or increased as a result of any act of wilful default or bad faith on the part of the Business Vendors or Avecia Limited.

11.4.	If and to the extent that Avecia Limited retains any interest in any of the Contracts, it shall also comply with the obligations of the Business Vendors set out in this Clause.

12.	EMPLOYEES

The provisions of Schedule 6 shall apply in relation to the Employees and the transfer of the employment of the Employees to the Purchaser or a Local Purchaser and ancillary matters.

13.	POST-COMPLETION OBLIGATIONS

Debtors

13.1.

Not later than 30 days following Completion, the Principal Vendor shall provide to the Purchaser written details of the name and address of each Debtor, the amount owing to the relevant Business Vendor by such Debtor and the date on which the debt became due and payable.

Receipts by Vendors’ Group

13.2.

If at any time after Completion, any member of the Vendors’ Group receives any monies in respect of any Debtor or Claim then the Principal Vendor shall procure that such member of the Vendors’ Group shall pay to the Purchaser as soon as reasonably practicable the amount recovered (less any Taxation which would not have arisen but for the receipt of such monies and less any amount in respect of VAT included in the amount recovered, to the extent that the Business Vendor will be required to account to a Tax Authority for such amount and provided that:

13.2.1.

the Principal Vendor shall and shall procure that all members of the Vendors’ Group shall take all reasonable steps to reduce or eliminate any Taxation so arising and to recover any Taxation so paid; and

13.2.2.

if and to the extent that any member of the Vendor’s Group subsequently recovers all or part of any Taxation so paid, the Principal Vendor shall procure that such member of the Vendor’s Group shall, as soon as reasonably practicable and in any event, within five Business Days of receipt thereof, pay to the Purchaser the whole amount so recovered).

Vendors not to Collect Debtors

13.3.

For the avoidance of doubt, the Vendors shall not, without the prior written consent of the Purchaser, take any steps (including instructing any third party) to collect any amounts owed to them in respect of a Debtor, nor shall they (or authorise any third party to) settle, compromise or release any amounts owned to any of them in respect of a Debtor, nor institute or threaten to institute legal or arbitration proceedings in respect of any Debtor, and the Vendors shall not do anything to hinder the collection by the Purchaser of any amounts owing in respect of a Debtor.

Receipts by Purchaser’s Group

13.4.

If at any time after Completion any member of the Purchaser’s Group receives or has possession of any Excluded Asset or any monies attributable to any Excluded Asset, the Purchaser shall procure that the relevant member of the Purchaser’s Group shall pay or forward to the Principal Vendor as soon as reasonably practicable such Excluded Asset or monies (less any Taxation which would not have arisen but for the receipt or possession of such monies or Excluded Asset and less any amount in respect of VAT included in the amount recovered to the extent that the relevant member of the Purchaser’s Group will be required to account to a Tax Authority for such amount and provided that:

	13.4.1.	the Purchaser shall and shall procure that all members of the Purchaser’s Group shall take all reasonable steps to reduce or eliminate any Taxation so arising and to recover any Taxation so paid; and

13.4.2.

if and to the extent that any member of the Purchaser’s Group subsequently recovers all or part of any Taxation so paid, the Purchaser shall procure that such member of the Purchaser’s Group shall, as soon as reasonably practicable and in any event within five Business Days of receipt thereof, pay to the Vendor the whole amount so recovered).

Trade Enquiries

13.5.

The Business Vendors shall refer promptly to the Purchaser any notices, correspondence, enquiries or orders relating to the Target Business, which are received by the Business Vendors on or after Completion and title in them shall vest in the Purchaser.

Further Assurance

13.6.

Each of the parties shall from time to time on being required to do so by another, do or procure that there is done all such acts reasonably in its power and/or execute and deliver all such further documents as such other party may reasonably consider necessary for giving full effect to this Agreement (provided that, subject to Clause 13.7, if one party requires another to execute a document pursuant to this Clause, the party making such request shall bear the cost of preparation, execution and, where applicable, filing of such document).

13.7.

The cost allocation referred to in Clause 13.6 shall not apply to any costs incurred in connection with the preparation, execution, implementation or filing of any document which a party had failed to provide in breach of the terms of this Agreement, the costs of which shall be borne by the party so in breach.

Use of Excluded Name

13.8.

Subject to Clause 13.9, the Purchaser undertakes to the Vendors that it shall not, and shall procure that no member of the Purchaser’s Group shall, after Completion, use in any way whatsoever any registered or unregistered trademarks (including any logos or other devices) incorporating the Excluded Name.

13.9.

The Purchaser and the Local Purchasers shall have the right to continue to use the trade mark “Avecia” on a royalty free, non-exclusive basis for a period of 3 months from Completion. Such use shall be solely on stationery, premises, promotional material, packaging and products and on any other assets comprising part of the Business Assets and to which such trade marks were affixed immediately before Completion, and solely in the manner in which they were being used immediately before Completion provided that the Purchaser shall use its reasonable endeavours to make clear on such stationery, packaging, products and promotional materials that the Purchaser or the Local Purchasers are not, and the Target Business is no longer, part of the Vendors’ Group and further provided that any goodwill arising from the use of such trade marks shall enure to the benefit of the Vendors’ Group.

Assistance with Tax Returns and Audit

13.10.

The Purchaser shall procure that the employees of the Purchaser’s Group from time to time shall provide such assistance to the Vendors’ Group (at the Purchaser’s expense) as is reasonably required for the purpose of the Vendors’ Group’s preparation and finalisation of individual and consolidated accounts of members of the Vendors’ Group.

13.11.

The Principal Vendor shall procure that the employees of the Vendors’ Group from time to time shall provide such assistance to the Purchaser’s Group (at the Principal Vendor’s expense) as is reasonably required for the purpose of the Purchaser’s Group’s completion of any relevant Tax returns or filings relating to the Target Business.

Procurement Obligations

13.12.

Where this Agreement provides for a member of the Vendors’ Group or a member of the Purchaser’s Group to be obliged in any way, such provision shall be construed as including an obligation on the Principal Vendor or the Purchaser, as the case may be, to procure that such obligation is discharged. Where this Agreement provides for a member of the Vendors’ Group or a member of the Purchaser’s Group enjoying any benefit, such provision shall be construed as including an obligation on the Purchaser or the Principal Vendor respectively to ensure that such benefit is provided or made available by the relevant member of its group.

Assignment of Lease

13.13.	The provisions of Schedule 8 shall apply in relation to the assignment of the Lease by Avecia Limited.

Records

13.14.

Other than in relation to VAT Records which are dealt with in Clause 15, in the event that any books or records (other than the Books and Records) relate in part (but not exclusively) to the Target Business and are not delivered to the Purchaser on Completion, the Vendors shall use all reasonable endeavours (so far as lies within their power) to ensure that such books and records are properly and diligently maintained and that, for a period of six years from Completion, the Purchaser and the Purchaser’s representatives shall be permitted to have access (at all reasonable times during normal business hours and on reasonable advance notice) to (and at the Purchaser’s expense, to take copies of) such records for the purposes of the Target Business or any Tax or other return in connection with it.

Financial Statements

13.15.

Not later than 45 days after the Completion Date, the Principal Vendor shall deliver to the Purchaser the Audited Non-Statutory Accounts.  The Principal Vendor and the Purchaser shall equally bear the costs of preparation and audit of the Audited Non-Statutory Accounts. The Principal Vendor shall provide such further co-operation to the Purchaser’s auditors as the Purchaser may reasonably request in respect of any questions or matters arising from the Audited Non-Statutory Accounts.

Novation of NIH Contracts

13.16.	The provisions of this Clause 13.16 apply in respect of the NIH Contracts.

13.16.1.

Following Completion, the Principal Vendor, the UK Vendor and Avecia Limited, to the extent applicable, will, in accordance with, and to the extent contemplated by, the Federal Acquisition Regulation Part 42, Subpart 42.12 (i) promptly submit a written request to, and use commercially reasonable efforts to cause, the US Government or other relevant governmental entity to novate each of the NIH Contracts to Purchaser or a Local Purchaser and to otherwise recognise the Purchaser or a Local Purchaser as the successor in interest to each of the NIH Contracts; and (ii) enter into novation agreements in the form set forth in FAR Part 42, Subpart 42.1204, which is attached as schedule C to the Government Related Subcontract Agreement (collectively, the “Novation Agreement”). The Purchaser shall cooperate with and assist the Principal Vendor, the UK Vendor and Avecia Limited in preparing the above-referenced submissions to the extent requested by the Principal Vendor

13.16.2.

The Principal Vendor and each other Vendor shall use commercially reasonable efforts and provide reasonable cooperation, and shall procure from each other Vendor such cooperation, in making personal introductions of representatives of the Purchaser to the contracting officers responsible for the award and administration of the NIH Contracts. The purposes of such introductions will include allowing the Purchaser to discuss the need for novation or other approvals of the transactions contemplated by this Agreement and related agreements by the US Government or other relevant governmental entity, and ensuring good customer relationships following Completion. The Purchaser and the Principal Vendor will each use commercially reasonable efforts, and shall procure from each other Vendor and Local Purchaser such efforts, to promptly obtain all consents, approvals and waivers required for the purpose of processing, entering into and completing a Novation Agreement with regard to each NIH Contract, including responding to requests for information by the US Government or other relevant governmental entity with regard to such Novation Agreement. Further, from the date of this Agreement, until the process of entering into such Novation Agreements is complete (which the parties acknowledge is likely to occur following Completion), the Principal Vendor, Avecia Limited, the UK Vendor and the Purchaser, to the extent applicable, will each use commercially reasonable efforts to provide all reasonable information and take all other actions reasonably necessary to execute and consummate such Novation Agreements.

13.16.3.

In the event that the US Government or any other relevant governmental entity declines to enter into a specific Novation Agreement in accordance with, and to the extent required by, Federal Acquisition Regulation, Part 42, Subpart 42.12 recognizing the transfer of the NIH Contracts to the Purchaser or a Local Purchaser, or until such time as the US Government or other relevant governmental entity recognises such transfer by entering into a Novation Agreement, nothing in this Agreement will constitute a transfer, assignment, attempted transfer or an attempted assignment thereof.

13.16.4.

Until such time as the US Government or other relevant governmental entity recognises the transfer of the rights and obligations under a NIH Contract to the Purchaser, in accordance with, and to the extent required by, the Federal Acquisition Regulation Part 42, Subpart 42.12, the Principal Vendor or such other applicable Vendor shall subcontract with the Purchaser, pursuant to a subcontract agreement in substantially the form of the Government Related Subcontract Agreement, for the Purchaser or a Local Purchaser to perform for and in the place of the Principal Vendor or other applicable Vendor, any and all operations and provide any and all goods equipment, services and other performance obligations under the NIH Contracts as of Completion, pursuant to each of their respective terms and conditions, including any and all amendments, options, modifications, purchase orders issued thereunder and such other terms and conditions as may have been duly incorporated in the NIH Contracts; provided that the Principal Vendor, and such other Vendor, does not subcontract to the Purchaser or a Local Purchaser any NIH Contract for which novation is not required.

13.16.5.	The Purchaser shall perform and discharge each NIH Contract in a timely manner and in accordance with law and with all of the terms of such NIH Contract.

14.	GUARANTEES

14.1.	In this Clause:

	14.1.1.	references to the “Guarantor” shall be construed both as a reference to the Purchaser (in relation to the Local Purchasers) and to the Principal Vendor (in relation to the Business Vendors); and

	14.1.2.	references to the “Guaranteed Subsidiaries” means the Local Purchasers (in relation to the Purchaser) and the Business Vendors (in relation to the Principal Vendor).

14.2.

In consideration of the other parties entering into this Agreement the Guarantor hereby unconditionally and irrevocably guarantees as a primary obligation to the other parties (and their successors, transferees and assigns) due and punctual performance and observance by the Guaranteed Subsidiaries of all their obligations under or for breach of this Agreement and any agreement to be entered into pursuant to it (including obligations to pay damages) (the “Guaranteed Obligations”). The liability of the Guarantor under this Clause shall not be released or diminished by any variation of this Agreement or the terms of the Guaranteed Obligations, any forbearance, waiver, release, neglect or delay in seeking performance of the Guaranteed Obligations or any granting of time or any other indulgence or concession for such performance, or by any assignment of the benefit of the Guaranteed Obligations in accordance with Clause 19.18 or 19.19.

14.3.

If and whenever a Guaranteed Subsidiary defaults for any reason whatsoever (and irrespective of the time during which such default has been unremedied) in the performance of any of the Guaranteed Obligations, the Guarantor shall forthwith upon demand unconditionally and irrevocably perform (or procure performance of) and satisfy (or procure the satisfaction of) the Guaranteed Obligations in regard to which such default has been made as if it were the Guaranteed Subsidiary.

14.4.

The guarantees in this Clause are to be continuing guarantees and accordingly are to remain in force until all the Guaranteed Obligations shall have been irrevocably performed or satisfied. Such guarantees are in addition to and without prejudice to and not in substitution for any rights or security which the recipient of such guarantees may now or hereafter have or hold for the performance and observance of the Guaranteed Obligations.

14.5.

As a separate and independent stipulation the Guarantor agrees that any of the Guaranteed Obligations (including, without limitation, any moneys payable) which may not be enforceable against or recoverable from any Guaranteed Subsidiary by reason of any legal limitation, irregularity or insolvency or incapacity on or of the Guaranteed Subsidiary or any other fact or circumstance (other than any limitation imposed by this Agreement) shall nevertheless be enforceable against and recoverable from the Guarantor as though the same had been incurred by the Guarantor and the Guarantor were the sole or principal obligor in respect thereof.

14.6.

The guarantees in this Clause shall not be affected or impaired by reason of any other fact or event which in the absence of this provision would or might constitute or afford a legal or equitable discharge or release or a defence to a guarantor.

14.7.	The other parties may enforce the guarantees contained in this Clause 14 without first being required to take any steps or proceedings against the Guaranteed Subsidiary.

15.	VAT

15.1.

The Principal Vendor and the Purchaser shall use all reasonable endeavours to procure that the sale of the Business Assets to be sold by the UK Vendor under this Agreement is treated by HMRC as a transfer of a business as a going concern for the purposes of both section 49(1) of the VATA and article 5 of the Value Added Tax (Special Provisions) Order 1995/1268 (Transfer of a business as a going concern), except that the Principal Vendor shall not be required by virtue of this Clause to procure that any appeal is made to any court against any determination of HMRC that the sale does not fall to be so treated.

15.2.	The Purchaser warrants and undertakes that:

	(A)	the UK Local Purchaser will by Completion have duly applied to be registered for VAT purposes effective from a date not later than the Completion Date;

(B)

it or the UK Local Purchaser shall upon and immediately after Completion use the Business Assets to be sold by the UK Vendor under this Agreement to carry on the same kind of business (whether or not as part of any existing business of the Purchaser) as that carried on by the UK Vendor in relation to such Business Assets before Completion;

	(C)	paragraph 2B of article 5 of the Value Added Tax (Special Provisions) Order 1995 does not apply to the Purchaser.

15.3.

The UK Vendor and the UK Local Purchaser do not intend to make a joint application to HMRC for the UK Local Purchaser to be registered for VAT under the VAT registration number of the UK Vendor pursuant to regulation 6(1)(d) of the VAT Regulations 1995. Accordingly, the UK Vendor shall retain the VAT Records.

15.4.

The Principal Vendor shall procure that the UK Vendor shall, for such period as may be required by law, preserve the VAT Records and, so far as is necessary to enable the UK Local Purchaser to comply with its duties under the VATA and upon being given reasonable notice by the Purchaser or its representatives, the Principal Vendor

	15.4.1.	shall procure that the VAT Records shall be made available to the UK Local Purchaser or its representatives for inspection (during normal business hours) or copying (at the Purchaser’s expense);

15.4.2.

shall give to the UK Local Purchaser or its representatives, in such form as the Purchaser or the UK Local Purchaser may reasonably require, such information contained in the VAT Records as the UK Local Purchaser may reasonably specify; and

15.4.3.

shall not ,and shall procure that the UK Vendor shall not, dispose of or destroy all or any of the VAT Records without first providing reasonable notice to the UK Local Purchaser of the intended disposal or destruction and permitting the UK Local Purchaser to inspect and/or remove such of the VAT Records proposed to be disposed of or destroyed as the UK Local Purchaser may require.

15.5.

If HMRC determine that VAT is chargeable in respect of the supply of all or any of the Business Assets under this Agreement (or in respect of any other supply made or deemed to be made by the Principal Vendor or any Business Vendor pursuant to this Agreement), the Principal Vendor shall notify the Purchaser of that determination within five Business Days of any Vendor becoming aware of such determination by HMRC and the Purchaser shall, on or before the date falling five Business Days before the date on which the Principal Vendor or any Business Vendor is required to account to HMRC for such VAT to avoid incurring interest and/or penalties or, if later, on or before the date falling five Business Days after production by the Business Vendors of a valid VAT invoice, pay into the Principal Vendor’s Bank Account by way of additional consideration a sum equal to the whole amount of VAT that is determined by HMRC to be properly chargeable in respect of the supply of all or any of the Business Assets but excluding any interest and penalties relating thereto.

15.6.

To the extent that any jurisdiction outside of the United Kingdom in which any of the Business Assets are located provides for relief or exemption from VAT on the transfer of a business or treats such a transaction as being non-taxable for VAT purposes, the Purchaser and the Principal Vendor shall use all reasonable endeavours (including, for the avoidance of doubt, the making of an election or application in respect of VAT to any Tax Authority) to secure such treatment.

16.	THIRD PARTY RIGHTS

16.1.	Subject to Clause 16.2, this Agreement shall not be enforceable by any person who is not a party to it.

16.2.	The provisions of Clauses 8.2, 8.6 and 10 may be relied on and enforced by each of the persons or categories of persons referred to in it.

16.3.	This Agreement may be amended in accordance with Clauses 19.14 and 19.15 without the consent of any person who is not a party to it.

17.	COSTS

Except where expressly provided otherwise, each party shall bear its own costs in relation to the preparation, negotiation, execution and completion of (and the performance of their obligations under) this Agreement and the agreements to be delivered under it.  The Purchaser shall be responsible for all notarial fees, transfer taxes, stamp duties or documentary taxes, capital taxes or duties, registration or filing fees payable in connection with the transactions contemplated by this Agreement.

18.	ANNOUNCEMENTS/CONFIDENTIALITY

18.1.

Subject to Clause 18.2, the Principal Vendor and the Purchaser shall, subject to the requirements of law or any regulatory body or fiscal authority or the rules and regulations of any recognised stock exchange, agree together as to the terms of, the timetable for and manner of publication of, any formal announcement or circular to employees, customers, suppliers, distributors and sub-contractors and to any recognised stock exchange or other authorities or to the media or otherwise which either party may desire or be obliged to make regarding this Agreement or the transactions contemplated by this Agreement. Any other communication which the Purchaser or the Principal Vendor may make concerning the foregoing matters shall, subject to the requirements of law or any regulatory body or fiscal authority or the rules or regulations of any recognised stock exchange, be consistent with any such formal announcement or circular as aforesaid.

18.2.

Where any announcement is required pursuant to the requirements of law or of any regulatory body, fiscal authority, or by the rules and regulations of any recognised stock exchange, the Principal Vendor and the Purchaser shall in advance of making any announcement, consult with each other regarding the terms of such announcement and give due and careful consideration to the comments of the other party.

18.3.

Subject to Clause 18.1, neither party shall make or authorise or issue any formal announcement or circular or other communication concerning this Agreement or the transactions contemplated by this Agreement.

18.4.

The parties acknowledge that the Confidentiality Agreement shall, insofar as it obliges the Purchaser to maintain the confidentiality of information relating to the Target Business, cease to have any force or effect from Completion.

18.5.

Subject to Clause 18.6, the Purchaser shall (and shall procure that each member of the Purchaser’s Group shall) and the Vendors shall (and shall procure that each member of the Vendors’ Group shall) treat as strictly confidential and not use or disclose any information received or obtained as a result of entering into or performing this Agreement (or any other agreement entered into under or pursuant to this Agreement) which relates to:

	18.5.1.	the provisions of this Agreement (or any such other agreement);

	18.5.2.	the negotiations relating to this Agreement (and such other agreements); or

	18.5.3.	any other parties and their Associated Companies and the business carried on by each of them.

Subject to Clause 18.6, the Vendors shall (and the Principal Vendor shall procure that the Associated Companies of the Vendors shall) treat as strictly confidential and not use or disclose any confidential or proprietary information which relates to the Target Business.

18.6.	The provisions of Clause 18.5 shall not prohibit disclosure or use if and to the extent:

	18.6.1.	required by law or for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement;

18.6.2.

required by the applicable rules of any stock exchange on which the securities of the parties to this Agreement (or one of their Associated Companies) are listed or quoted (or on which it is proposed that such securities be listed or quoted during the process of applying to become so listed or quoted) or any other competent regulatory authority;

18.6.3.

made to or used on a confidential basis by the professional advisers, auditors and bankers or other funding parties or prospective funding parties of each party or to the extent that disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party or a holding company of that party;

	18.6.4.	it becomes publicly available (other than as a result of disclosure by the relevant party to this Agreement or the Confidentiality Agreement, or any other person, in breach of such agreements);

	18.6.5.	that the other parties have given prior written approval to the disclosure;

18.6.6.

the information is subsequently obtained free of any restrictions on use or obligations of confidentiality from a third party which is itself free of any restrictions on use or obligations of confidentiality with respect to that information;

	18.6.7.	the information is already in the possession of that party and is not subject to an obligation of confidentiality or a restriction on use; or

	18.6.8.	the information is independently developed after the Completion Date,

provided that except where prohibited by any applicable law or regulation prior to disclosure of any information pursuant to Clause 18.6.1 or 18.8.2, the party concerned shall, where possible, promptly notify the other party of such requirement with a view to providing the other party with the opportunity to contest such disclosure or otherwise to agree the timing of, conditions to and content of such disclosure.

18.7.	The restrictions contained in this Clause 18 shall continue to apply for a period of five years from the Completion Date.

18.8.

Notwithstanding anything herein to the contrary, a party may disclose, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, provided, however, such party shall not disclose any information (a) regarding the identity of any existing or future party (or any Associated Company of such party) to this Agreement or (b) to the extent such disclosure could result in a violation of any U.S. federal or state securities laws.

19.	GENERAL

Exclusion of Limitations on Fraud

19.1.	Nothing in this Agreement shall operate to limit the liability of a party (or the remedies available to the other party) in respect of a fraudulent act or fraudulent representation by it.

Set-off

19.2.

Unless by express agreement between the parties, no amount due and payable by one party to the other pursuant to this Agreement shall be set-off against any other amount due and payable or alleged to be due and payable by that other party to the first party whether pursuant to this Agreement or otherwise.

Withholdings and Deductions/VAT

19.3.

All sums payable by any party to another party under this Agreement shall be paid free and clear of all deductions or withholdings, save only as may be required by law. If any deductions or withholdings are required by law the payer shall (except (i) to the extent the same has been taken into account in calculating the amount due under any other provision of this Agreement; and/or (ii) in the case of interest payable under Clause 19.17) be obliged to pay to the payee such sum as will after such deduction or withholding has been made leave the payee with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

19.4.

If a recipient of sums payable under this Agreement (other than interest payable under Clause 19.17 and, in the case of the Vendors, other than the Purchase Price) is liable for Taxes in respect of such sum the payer shall pay to the payee such sums as will after the Tax liability has been discharged leave the payee with the same amount as it would have been entitled to receive and to retain in the absence of any such requirement to pay Tax in respect of the receipt, provided however that, if the payee’s right to receive any sum under this Agreement derives from an assignment under Clause 19.18 or 19.19, the amount of any additional sum payable under this Clause 19.4 shall be limited to the amount that would have been so payable had no such assignment occurred.

19.5.

If the payee receives a credit for or refund of any Taxation payable by it or similar benefit by reason of any deduction or withholding for or on account of Taxation described in Clause 19.3, it shall reimburse to the payer such part of such additional amounts paid to it pursuant to Clause 18.3 above as will leave it (after such reimbursement) in no better and no worse position than it would have been if the payer had not been required to make such deduction or withholding. The payee shall use all reasonable endeavours to obtain any available credit, refund or similar benefit and shall where possible claim credit or relief from or against its corporate profits or similar tax liability in respect of the amount of such deduction or withholding as aforesaid in priority to any other reliefs or credits available to it.  The principles of this Clause 19.5 shall also apply to Clause 19.4.

19.6.

If any deduction or withholding is made from any payment as contemplated in Clause 19.3, the payer shall supply to the payee such official receipt, if any, or other evidence of payment to the relevant authority of the amount deducted or withheld and shall give all reasonable assistance to enable the payee to receive a credit or refund or similar benefit by reason of the deduction or withholding as promptly as possible.

19.7.

Where this Agreement or any contract or agreement entered into in performance of this Agreement to which any party to this Agreement is a party (each a “Contracting Party”) requires any other Contracting Party to indemnify, compensate or reimburse another Contracting Party for a cost borne by that other Contracting Party, or to make a payment to another Contracting Party determined wholly or partly by reference to a payment made or cost borne by that other party, the amount payable shall be calculated by taking into account the underlying cost or payment exclusive of any VAT which is recoverable by the indemnified Contracting Party and inclusive of any VAT which is not so recoverable.

Effect of Completion

19.8.	The provisions of the Agreement shall remain in full force and effect notwithstanding Completion so far as they remain to be observed or performed.

Entire Agreement

19.9.	In Clauses 19.10 and 19.11, “this Agreement” includes the Disclosure Letter and all documents entered into pursuant to this Agreement.

19.10.

This Agreement contains the whole agreement between the parties relating to the subject matter of the transactions contemplated by this Agreement at the date hereof to the exclusion of any and all prior proposals, representations, agreements and negotiations relating thereto, whether written, oral or implied between the parties or any of them and also to the exclusion of any terms implied by law which may be excluded by contract.

19.11.

So far as is permitted by law and except in the case of fraud, except as otherwise provided herein, the parties agree and acknowledge that the only right and remedy which shall be available to the Purchaser in connection with or arising out of or related to any of the statements contained in the Warranties shall be damages in contract for breach of this Agreement and not rescission of this Agreement, nor damages in tort or under statute (whether under the Misrepresentation Act 1967 or otherwise).

Bulk Sales Laws

19.12.

The Purchaser acknowledges that the US Vendor will not comply with the provision of any bulk sales or transfer laws of any jurisdiction within the United States of America in connection with the transactions contemplated by this Agreement.  To the extent permitted by applicable US laws the Purchaser (for itself and on behalf of the relevant Local Purchaser) hereby waives compliance by the US Vendor with the provisions of the bulk sales or transfer laws of all applicable jurisdictions within the United States of America.

Modifications/Waivers

19.13.

No modification or alteration of this Agreement shall be enforceable except by an amendment in writing duly executed by all the parties hereto or, in the case of a waiver, duly executed by the party waiving compliance.

Appointment of Principal Vendor as Agent

19.14.

The Business Vendors and Avecia Limited hereby irrevocably appoint the Principal Vendor as their agent for the purposes of agreeing to any modification or alteration of or granting any waiver or other consent under this Agreement or the agreements to be delivered pursuant to it.

Delay/Forbearance

19.15.

Except where a specific time limit is specified, no delay or forbearance by any party in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.  The rights and remedies of the parties under or pursuant to this Agreement are cumulative (provided that no party may make recovery more than once in respect of the same loss).

No Rescission

19.16.	This Agreement may not be rescinded after Completion.

Interest

19.17.

Where in terms of or pursuant to this Agreement payment is expressed to fall to be paid on a particular day or date, interest shall be paid at the Interest Rate by the party due to make the payment of principal from the date upon which payment should have been made until the date actually paid.  Such interest shall accrue both before and after judgment.

Assignment

19.18.

Subject to Clauses 19.19 and 19.20, this Agreement is personal to the parties to it.  Accordingly, subject to Clauses 19.19 and 19.20, neither the Purchaser or the Local Purchasers nor the Vendors may, without the prior written consent of the Principal Vendor (in the case of assignment by the Purchaser or a Local Purchaser) or the Purchaser (in the case of assignment by a Vendor), assign the benefit of all or any of the obligations of any other party under this Agreement.

19.19.

Except as otherwise expressly provided in this Agreement, either the Purchaser or the Local Purchaser or the Vendors may, without the consent of the others, assign to an Associated Company the benefit of all or any of the other parties’ obligations under this Agreement provided however that if the assignee ceases to be an Associated Company of the Principal Vendor or (as the case may be) the Purchaser, then the Principal Vendor or (as the case may be) the Purchaser shall procure that the assignee re-assigns the benefit of the assigned obligations to another Associated Company or to itself (and pending such re-assignment, the assigned rights shall be unenforceable) and provided further that the maximum liability of any party hereunder for breach of any obligation under this Agreement or under any covenant or indemnity contained in or entered into pursuant to this Agreement shall be limited to the liability which would have arisen in the absence of any such assignment.

19.20.

The Vendors shall be entitled freely to assign in whole or part their rights in respect of (i) the Deferred Consideration (and the Letter of Credit), (ii) the Milestone Consideration and (iii) the Manufacturing IP Consideration.

Notices

19.21.

All notices, requests, demands or other communications under this Agreement to or upon a party must be in writing and may be given by delivery or by being sent by first class recorded mail or air mail to the registered offices from time to time of that party or by facsimile transmission to the numbers specified below.  Any such notice, request, demand or communication shall:

	19.21.1.	if delivered personally, be deemed to have been received at the time of such delivery or if delivery is not on a Business Day on the Business Day following such delivery;

	19.21.2.	if given by first class recorded mail posted in the same country as the country of address, be deemed to have been received on the second Business Day after the date of posting;

	19.21.3.	if given by air mail posted from a country different to the country of address, be deemed to have been received on the tenth Business Day after the date of posting; and

	19.21.4.	if given by facsimile transmission, be deemed to have been received upon production of a transmission report showing complete transmission of the relevant document to the appropriate number (or if the time of such transmission is not during normal working hours on a Business Day in the recipient country, at the commencement of normal working hours on the next Business Day in the recipient country).

Unless and until notified otherwise to the Purchaser, all notices to a Business Vendor or Avecia Limited may be served on the Principal Vendor.

The facsimile numbers of the parties are:

	Principal Vendor:	+44 161 721 1886

	Purchaser:	+1 410 269 2601

Any party may by notice in writing to the other specify a different or additional address or facsimile number for the service of notices or copies of notices.

For the avoidance of doubt, notices and other communications under this Agreement may be given by other means (including email) but such other means shall not benefit from the presumption of delivery set out in this Clause 19.21.

All notices or communications to a Vendor shall be clearly marked on the exterior and on the first page “for the urgent attention of the Company Secretary” and shall be copied to (i) Avecia Holdings plc, Hexagon House, Blackley, Manchester, M9 8ZS, UK (facsimile number + 44 161 721 1886) and (ii) the Vendors’ Solicitors (facsimile number + 44 20 7628 0027) clearly marked on the exterior and on the first page “Urgent: Ref: A112/057/JPU”.  All notices or communications to the Purchaser shall be clearly marked on the exterior and on the first page “for the urgent attention of the Company Secretary” and shall be copied to the Purchaser’s Solicitors (facsimile numbers +1 973 624 7070 and +44 20 7367 0220) clearly marked on the exterior and on the first page “Urgent”.

Counterparts

19.22.	(a)

This Agreement may be executed in any number of counterparts each of which shall be deemed an original, but all the counterparts shall together constitute one and the same instrument.  It shall not be necessary that the signature of, or on behalf of, each party appears on each counterpart, but it shall be sufficient that the signature of, or on behalf of, each party appears on one or more of the counterparts.

(b)

To facilitate execution, this Agreement may be executed through the use of facsimile transmission, and a counterpart of this Agreement that contains the facsimile signature of a party, which counterpart has been transmitted by facsimile transmission to the other parties at its facsimile number set out in Clause 19.22(a) or at such other facsimile number as such other parties shall request, shall constitute an executed counterpart of this Agreement.

Illegality/Severance

19.23.

If any provision of this Agreement is held to be illegal or unenforceable against a party in any jurisdiction (in whole or in part), then to the greatest extent permitted by law, such illegality or unenforceability shall not limit or affect:

	19.23.1.	the enforcement of any other part of this Agreement;

	19.23.2.	enforcement in any other jurisdiction; or

	19.23.3.	enforcement against any other party.

20.	GOVERNING LAW AND DISPUTES

20.1.	This Agreement shall be governed by and construed in accordance with English law.

20.2.	The following provisions shall apply in the case of any disputes which may arise out of or in connection with this Agreement:

20.2.1.

such dispute shall be submitted to arbitration at the request of either the Principal Vendor or the Purchaser upon notice to that effect to the other party (a Notice of Reference) and be finally determined under the arbitration rules of the London Court of International Arbitration (LCIA) in force at the date of this Agreement (the Rules) from time to time (which Rules are deemed to be incorporated by reference into this Clause);

	20.2.2.	the parties shall be entitled to appoint one arbitrator each;

	20.2.3.	where there are more than two parties to the arbitration, the disputant parties shall represent two separate sides for the formation of the arbitral tribunal as claimant and respondent respectively;

20.2.4.

the third arbitrator, who shall act as chairman of the tribunal, shall be nominated by the two arbitrators nominated by or on behalf of the parties. If he is not so nominated within 30 days of the date of nomination of the later of the two party-nominated arbitrators to be nominated, he shall be chosen by the LCIA; and

	20.2.5.	neither party shall be required to give general discovery of documents but may be required only to produce specific identified documents which are relevant to the dispute.

SCHEDULE 1 — VENDORS, LOCAL PURCHASERS AND TARGET BUSINESS

Name and Address of Business Vendor	Country of Incorporation	Summary of Target Business	Name and Address of Local Purchaser
Avecia Biologics Limited Hexagon House Blackley Manchester M9 8ZS United Kingdom	England and Wales	Development, manufacture and sale of vaccines (or components or ingredients thereof) for the prevention of anthrax and plague infections	PharmAthene UK Limited c/o Hogan & Hartson Corporate Services Limited, Juxon House, 100 St Paul’s Churchyard, London EC4M 8BU

Avecia Biologics Inc. 155 Fortune Boulevard Milford MA01757 United States	Delaware, USA	US-based sales, customer, supply chain and technical support for the Target Business of the UK Vendor	PharmAthene US Corporation One Park Place, Suite 450101, Annapolis, MD 21401, USA

SCHEDULE 2 — PURCHASE PRICE ADJUSTMENT

Part 1 — Accounting Policies

1.	Hierarchy

The amounts to be included in the calculation of the Completion Working Capital shall be determined in accordance with:

1.1.	the specific instructions referred to in paragraphs 2 to 4;

1.2.	subject to paragraph 1.1, the accounting principles, policies, practices, methodologies and bases of judgment used in the determination of the Base Working Capital;

1.3.	subject to paragraphs 1.1 and 1.2, the accounting principles, policies, practices, methodologies and bases of judgment used in preparing the Accounts; and

1.4.	subject to paragraphs 1.1, 1.2 and 1.3 generally accepted accounting practice in the UK at the date of this Agreement.

2.	Currency Conversion

Completion Working Capital shall be expressed in US dollars and amounts in other currencies shall be translated into US dollars at the Spot Rate.

3.	Format of Statements

The Completion Working Capital Statement shall be in the format set out in Part 3 of this Schedule.

4.	Components of Working Capital

Working capital comprises only those line items set out in Part 3 of this Schedule and in respect of each such line item shall adopt the definitions used for financial reporting purposes by the Vendors’ Group.  Working capital excludes:

4.1.	any amounts in respect of liabilities of a relevant Business Vendor which are not Business Liabilities; and

4.2.	provisions or accruals other than those referred to specifically in this Schedule.

No item will be included as an asset in calculating working capital unless it is a Business Asset.

Part 2 — Procedure

1.	The Principal Vendor shall prepare a draft of the Completion Working Capital Statement (the “Draft Statement”) and provide such Draft Statement to the Purchaser within 45 days of Completion.

2.

In order to enable the Principal Vendor to prepare the Draft Statement, the Purchaser shall keep up-to-date and make available to the Principal Vendor the books and records relating to the Target Business during normal office hours (and on reasonable advance notice) and co-operate with it so far as is reasonably practicable with regard to the preparation of the Draft Statement. The Purchaser agrees to make available the services of the employees of the relevant members of the Purchaser’s Group to assist the Principal Vendor to undertake the matters contemplated by this paragraph 2. The Principal Vendor shall give the Purchaser access to the Principal Vendor’s working papers and files (with the right to take copies at the Purchaser’s expense) and personnel which or who are relevant to the review of the Draft Statement by the Purchaser.

3.

Within 45 days following receipt by the Purchaser of the Draft Statement the Purchaser may give written notice to the Principal Vendor stating that the Draft Statement does or does not comply with the provisions of this Schedule 2 and attach a schedule of those items in respect of which it disagrees with the Draft Statement together with reasons for the disagreement in reasonable detail (for the purposes of this paragraph 3, the “Purchaser’s Disagreement Notice”). In the absence of such notice within the 45 day period, the Draft Statement shall become the Completion Working Capital Statement and shall (in the absence of manifest error) be final and binding on the parties for all purposes.

4.

If the Purchaser gives a valid Purchaser’s Disagreement Notice, the Principal Vendor and the Purchaser shall attempt in good faith to reach agreement in respect of the Draft Statement and if they are unable to do so within 20 days following the receipt by the Principal Vendor of the Purchaser’s Disagreement Notice, then either the Principal Vendor or the Purchaser, by notice to the other, may require that the Completion Working Capital Statement be referred to the Reporting Accountants. The Purchaser shall after the service of a Purchaser’s Disagreement Notice give the Principal Vendor access to the Purchaser’s working papers and files (with the right to take copies at the Principal Vendor’s expense) and personnel which or who are relevant to the review of the Purchaser’s Disagreement Notice by the Principal Vendor.

5.	Except to the extent that the parties agree otherwise, the Reporting Accountants shall determine their own procedure but:

5.1	shall apply the accounting policies, principles, practices, terms and conditions, methods and bases referred to in this Agreement, including this Schedule 2;

5.2	shall make their determination as soon as is reasonably practicable and in any event within 20 Business Days of their appointment;

5.3	the procedure of the Reporting Accountants shall:

5.3.1	give the parties a reasonable opportunity to make written and oral representations to them;

5.3.2	require that the parties supply each other with a copy of any written representations at the same time as they are made to the Reporting Accountants;

5.3.3	permit each party to be present while oral submissions are being made by any other party; and

5.4	for the avoidance of doubt, the Reporting Accountants shall only address and resolve differences of the parties and shall not otherwise be entitled to determine the scope of their own jurisdiction.

6.	The determination of the Reporting Accountants shall (i) be made in writing and (ii) unless otherwise agreed by the parties, include reasons for each relevant determination.

7.

The Reporting Accountants shall act as experts and not as arbitrators and their determination of any matter falling within their jurisdiction shall be final and binding on the parties save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be remitted to the Reporting Accountants for correction). In particular, without limitation their determination shall be deemed to be incorporated into the Draft Statement which, as adjusted, shall then be final and binding on the Vendors and the Purchaser and the Local Purchasers save as aforesaid.

8.

The parties shall co-operate with the Reporting Accountants and comply with their reasonable requests made in connection with the carrying out of their duties under this Agreement. In particular, without limitation the Purchaser shall keep up to date and, subject to reasonable notice, make available to the Reporting Accountants the books and records relating to the Target Business during normal office hours during the period from the appointment of the Reporting Accountants down to the making of the relevant determination.

9.

The Reporting Accountants shall have power to allocate their fees and expenses for payment in whole or in part by any party at their discretion. If not otherwise allocated, they shall be paid as to one half by the Principal Vendor and one half by the Purchaser. Subject thereto, the parties shall bear their own costs and expenses and those of their accountants in relation to all matters under this Schedule, including proceedings before the Reporting Accountants.

10.

Subject to the following sentence, nothing in this Schedule shall entitle a party or the Reporting Accountants to have access to any information or document which is protected by legal professional privilege or which has been prepared by the other party or its accountants or other professional advisors with a view to assessing the merits of any claim or argument. A party shall not be entitled by reason of the foregoing sentence to refuse to supply such part of documents as contain only the facts on which the relevant claim or argument is based.

11.

Each party shall and shall procure that its accountants and other advisors shall (and shall instruct the Reporting Accountants to) keep all information and documents provided to them pursuant to this Schedule confidential and shall not use the same for any purpose except for disclosure or use solely in connection with the preparation or review of the Draft Statement, proceedings before the Reporting Accountants or another matter arising out of this Agreement.

Part 3 — Format of Completion Working Capital Statement

Working capital item	Hyperion reference	Amount US$

Stocks	SB201
External trade debtors	SB233

Deferred Income	SB306
External trade creditors	SB308
External non trade operating creditors	SB313

Working capital

SCHEDULE 3 — MILESTONE CONSIDERATION

1.             Definitions

In this Schedule 3, the following words and expressions bear the meaning ascribed to them below.

“3G Anthrax Vaccine” means a “third generation” anthrax vaccine generally as described in Broad Agency Announcement BAA NIH-BARDA-NIAID-DMID-AI2007007;

“3G Royalty Consideration” means an amount equal to 1% of all Relevant 3G Sales;

“Milestone Conditions” means the Milestone 1 Condition, the Milestone 2A Development Condition, the Milestone 2A Procurement Condition, the achievement of Relevant rPA Sales in excess of 25 million doses of rPA Vaccine and the achievement of any Relevant 3G Sales;

“Milestone 1 Condition” means the entry by any member of the Purchaser’s Group into a multi-year funded contract with the US Department of Defence (or other agency or representative or sub-contractor of the US government) for the further development of the rYP Vaccine as a result of (i) a Resources Allocation Decision of the Resource Allocation Review Board and the Resource Allocation Advisory Committee of the US Department of Defence (or any alternative or successor agency) or (ii) some other similar substantial funding in excess of US$150 million (including the value of any optional elements within such contract);

“Milestone 1 Consideration” means the sum of US$10 million;

“Milestone 2A Development Condition” means the entry by any member of the Purchaser’s Group into a multi-year funded development contract to be issued by the Biological Advanced Research and Development Authority (part of the US Department of Health and Human Services) (or any alternative or successor agency) under solicitation number RFP-BARDA-08-15 (or any substitution or replacement thereof);

“Milestone 2A Development Consideration” means the sum of US$5 million;

“Milestone 2A Procurement Condition” means the entry into by any member of the Purchaser’s Group of a contract or contracts for the supply of rPA Vaccine into the Strategic National Stockpile (which for the avoidance of doubt may be the same contract as gives rise to the satisfaction of the Milestone 2A Development Condition);

“Milestone 2A Procurement Consideration” means the sum of US$5 million;

“Relevant 3G Sales” means Net Sales of 3G Anthrax Vaccine made within the period of 10 years from the Completion Date by any member of the Purchaser’s Group to the US government (or otherwise into the Strategic National Stockpile) where Net Sales means the gross amount billed by any member of the Purchaser’s group to the US government (or otherwise into the Strategic National Stockpile of 3G Anthrax

Vaccine), less the following (i) customary trade, quantity or cash discounts to the extent actually allowed and taken; (ii) amounts repaid or credited by reason of rejection or return; (iii) to the extent separately stated on purchase order, invoices or other documents of sale, any taxes or other governmental charges levied on the production, sale, transportation, delivery or use of any 3G Anthrax Vaccine which is paid by or on behalf of any member of the Purchaser’s Group; (iv) outbound transportation costs prepaid or allowed and costs of insurance in transit, in each case in respect of deliveries outside the US; (vi) costs of delivery devices or delivery systems used for dispensing or administering product to the extent these exceed the cost of such devices or systems used by the Target Business in clinical trials before the date of this Agreement; and (vi) deductions for premiums for government mandated insurance;;

“Relevant rPA Sales” means Net Sales of rPA Vaccine made within the period of 10 years from the Completion Date by any member of the Purchaser’s Group to the US government (or otherwise into the Strategic National Stockpile) where Net Sales means the gross amount billed by any member of the Purchaser’s group to the US government (or otherwise into the Strategic National Stockpile of rPA Vaccine, less the following (i) customary trade, quantity or cash discounts to the extent actually allowed and taken; (ii) amounts repaid or credited by reason of rejection or return; (iii) to the extent separately stated on purchase order, invoices or other documents of sale, any taxes or other governmental charges levied on the production, sale, transportation, delivery or use of any rPA Vaccine which is paid by or on behalf of any member of the Purchaser’s Group; (iv) outbound transportation costs prepaid or allowed and costs of insurance in transit, in each case in respect of deliveries outside the US; (vi) costs of delivery devices or delivery systems used for dispensing or administering product to the extent these exceed the cost of such devices or systems used by the Target Business in clinical trials before the date of this Agreement; and (vii) deductions for premiums for government mandated insurance;

“rPA Royalty Consideration” means an amount equal to 2.5% of all Relevant rPA Sales after the first 25 million doses of rPA Vaccine;

“rPA Vaccine” means a recombinant protective antigen vaccine against anthrax;

“rYP Vaccine” means a Yersinia pestis vaccine (comprising rF1 and rV recombinant antigens) against pneumonic or bubonic plague; and

“Strategic National Stockpile” means the strategic national stockpile administered by or on behalf of the Centers for Disease Control and Prevention (part of the US Department of Health and Human Services) (or any alternative or successor agency or stockpiling process).

2.                                      Payment Obligations

2.1                                 The Purchaser shall by way of additional consideration for the Business Assets and the Target Business pay to the Principal Vendor:

2.1.1                        the Milestone 1 Consideration within 90 days of the date of satisfaction of the Milestone 1 Condition;

2.1.2	the Milestone 2A Development Consideration within 90 days of the date of satisfaction of the Milestone 2A Development Condition;

2.1.3	the Milestone 2A Procurement Consideration within 90 days of the date of satisfaction of the Milestone 2A Procurement Condition; and

2.1.4	the rPA Royalty Consideration and the 3G Royalty Consideration in accordance with paragraph 2.2.

2.2

The Purchaser shall or shall procure that there shall be paid to the Principal Vendor within 45 days of the end of each calendar quarter following the Completion Date commencing on 30 June 2008 an amount equal to any rPA Royalty Consideration and any 3G Royalty Consideration due to the Principal Vendor following the actual receipt by the Purchaser of the proceeds from any Relevant rPA Sales or Relevant 3G Sales.

3.	Information and Protective Provisions

3.1

Without prejudice to paragraph 3.2, the Purchaser shall keep the Principal Vendor regularly informed as to any material developments, achievements or obstacles in respect of the satisfaction of the Milestone Conditions.

3.2

The Purchaser shall or shall procure that there shall be delivered to the Principal Vendor within 30 days of the end of each calendar quarter following the Completion Date a statement of (i) the Relevant rPA Sales and Relevant 3G Sales and (ii) a calculation of the amount of the rPA Royalty Consideration and 3G Royalty Consideration (if any) due to the Principal Vendor. If no Relevant rPA Sales or Relevant 3G Sales have been made during the relevant period, the Purchaser shall submit a nil return.

3.3

The Principal Vendor shall have the right to require reasonable access (both for itself and for its appointed advisers and representatives) during normal working hours and on reasonable prior notice to the relevant personnel, books and records of the members of the Purchaser’s Group (subject to their right to refuse or limit access on the grounds that access would be contrary to any applicable laws or regulations, or would in the reasonable opinion of the management of the Purchaser involve issues of commercial sensitivity and confidentiality, such that access at the time and/or in the manner requested could, if as a result of such access details of personnel, books and records were disclosed to third parties, materially damage the value or competitiveness of the business of the Purchaser’s Group) as may be necessary to verify the accuracy of any one or more statements delivered under paragraph 3.2, in all cases without undue or unreasonable interference or interruption to the business of the Purchaser’s Group. If the Principal Vendor is not able to verify such accuracy (and the Principal Vendor and the Purchaser are unable to agree any required revisions to the relevant statements), then the Principal Vendor may refer the relevant statements to the Reporting Accountants and the relevant provisions of Part 2 of Schedule 2 shall apply mutatis mutandis.

3.4	If any review or determination conducted under paragraph 3.3 results in the parties agreeing to or their being a determination of an increase in the amount payable to the Principal Vendor of an amount which is more than 5% in excess of the amount shown by the relevant statements delivered by the Purchaser under paragraph 3.2, the Purchaser shall in addition be liable to the Principal Vendor for (i) the costs of such review and (ii) an amount equal to interest at the Interest Rate plus 4% on the unpaid sum (both before and after judgement) from the date when payment should have been made to the date when payment is actually made.

3.5

The Purchaser undertakes that, for so long as the Milestone Consideration may become payable, it will act in good faith in attempting (consistent with its own commercial best interests) to satisfy the Milestone Conditions and in particular it will:

3.5.1	not knowingly take any action for the primary purpose of reducing or delaying the amount received or likely to be received by the Principal Vendor in respect of the Milestone Consideration;

3.5.2

ensure that the relevant business and operations required for the satisfaction of the Milestone Conditions continue to be held by the Purchaser’s Group subject to any applicable law or regulation (or, if the Purchaser proposes to transfer such business and operations to a person outside the Purchaser’s Group, it will do so on terms that the acquirer enters into direct undertakings with the Principal Vendor (to the Principal Vendor’s satisfaction, acting reasonably) so as to continue to give the Principal Vendor the benefit of this Schedule 3).

3.6

If sales of 3G Anthrax Vaccine or sales of rPA Vaccine are made to persons other than the US government but on the basis or understanding that they will be sold on to the US government (or otherwise into the Strategic National Stockpile), such sales shall be counted as Relevant 3G Sales or Relevant rPA Sales at the sales price payable on the sale to the US government (or otherwise into the Strategic National Stockpile).

SCHEDULE 4 — WARRANTIES

References in this Schedule 4 to a Business Vendor shall be deemed to refer to such Business Vendor only in connection with the Target Business carried on by and the Business Assets and Business Liabilities of such Business Vendor (and not to the Excluded Assets or any other business, activity, assets or liabilities of such Business Vendor).

1.	Authority and Capacity

1.1.	The Vendors are companies duly incorporated and validly existing under their respective laws of incorporation.

1.2.

The Vendors have the legal right, full power and authority to enter into and perform this Agreement and any other documents to be executed by the Vendors pursuant to this Agreement to which they are expressed to be parties on the face of such documents. This Agreement and such other documents when executed will when executed constitute valid, legal and binding obligations on the Vendors in accordance with their respective terms.

1.3.

The execution and delivery of, and the performance by the Vendors of their obligations under, this Agreement and any other documents to be executed by the Vendors pursuant to this Agreement (or the US Local Agreement) will not:

1.3.1.

conflict with or result in a breach of any provision of the constitutional documents of any such Vendor or (except in relation to Contracts which are not assignable) constitute a default under any instrument to which any Vendor is a party or by which they are bound);

	1.3.2.	result in a breach of any order, judgment or decree of or undertaking of any Court, governmental agency or regulatory body to which any Vendor is a party or by which any Vendor is bound; or

	1.3.3.	violate, conflict with or result in any breach of any statute, legally binding rule or governmental regulation.

in each case, which would prohibit the consummation of the transactions contemplated by this Agreement.

1.4.	The Business Vendors have the legal right and power and authority to carry on the Target Business (or, in each case, the relevant part thereof).

1.5.

All corporate action required by the Vendors validly and duly to authorise the execution and delivery of, and to exercise their respective rights and perform their obligations under, this Agreement has been duly taken and all such action in relation to the other documents to be executed by the Vendors pursuant to this Agreement (or the US Local Agreement) will have been taken by Completion.

1.6.	No notice, permit, consent, approval, authorisation or order of or declaration or filing with any governmental authority or third party is required to be made or obtained by any Vendor as a condition of the execution or delivery of this Agreement or (other than in relation to the Contracts) the consummation by the Principal Vendor or the applicable other Vendors of the transactions contemplated by this Agreement.

2.	Competing interests

2.1.	No member of the Vendors’ Group has any interest, direct or indirect, in any business which competes with the Target Business or has any present intention to acquire any such interest.

3.	Operation of the Target Business

3.1.

The Business Vendors have carried on the Target Business since 1 January 2007 under the Excluded Name and no person other than the Vendors has any legal, beneficial or other proprietary interest in the Target Business or the Business Assets.

3.2.	The Target Business does not have any branch, agency, place of business or permanent establishment outside the United Kingdom or Milford, Massachusetts, in the United States.

4.	Accuracy and Adequacy of Information

4.1.

The Disclosure Letter (other than documents attached thereto or listed therein as agreed disclosures) has been prepared by the Principal Vendor in good faith and the Principal Vendor has not knowingly included any matter which is untrue, inaccurate or misleading or knowingly omitted from it any matter the omission of which would make its contents misleading in the context in which they appear.

4.2.

The documents attached to or incorporated by reference in the Disclosure Letter are accurate (except where the Disclosure Letter states otherwise) and complete copies (in that all the relevant pages have been included) of the document which they purport to be.

5.	Accounts, Debtors, Creditors, Records and Changes since the Accounts Date

5.1	Accounts

The Accounts:

	5.1.1.	were prepared in accordance with the Avecia group accounting policies;

	5.1.2.	were not, except as disclosed therein, affected by any exceptional or extraordinary items; and

	5.1.3.	do not, taken as a whole, materially mis-state the revenue and results and assets and liabilities of the Target Business for the period or as at the date to which they relate.

5.2.	Debtors

5.2.1

The Principal Vendor has no reason to believe that the debtors of the Target Business who would have comprised the Debtors had Completion taken place on the date of this Agreement will not be collectible in the ordinary course of business.

5.2.2

Since the Accounts Date, there has been no change in the time or manner of the issue of invoices and the collection of the debts and none of the debts owed by the debtors of the Target Business as at 29 February 2008, nor any part of them were then outstanding for more than 60 days from its due date for payment.

5.2.3

No part of the amounts included in the Accounts (or in the case of amounts arising after the Accounts Date in the books of the Business Vendors), which are due from debtors of the Target Business have been released on terms that such debtor pays less than the book value of his or its debt and no debt has been written off, or has proved to any extent irrecoverable.

5.3.	Creditors

	5.3.1	The information contained in the Creditors Analysis was accurate in all material respects as at 29 February 2008.

	5.3.2	None of the balances shown in the Creditors Analysis is the subject of any dispute between a Vendor and the relevant creditor.

5.4.	Accounting and other Records

The Books and Records (i) are in all material respects up-to-date and have been in all material respects maintained in accordance with all applicable legal requirements on a proper and consistent basis and (ii) in all material respects contain complete and accurate records of all matters required to be dealt with in such books.  All such books and records are in the possession (or under the control) of the relevant Business Vendor and no notice or allegation that any is materially incorrect or should be rectified has been received.

Sufficiency of Vendors’ Group’s Controls

5.5.

The Vendors’ Group has in place in relation to the Target Business policies the intent of which is to (a) establish standards and procedures to reduce the prospect of criminal conduct by employees, (b) assign compliance to a manager of appropriate seniority, (c) train employees, (d) prevent retaliation for disclosure, (e) discipline employees for violations and (f) respond to non-compliance.  The Principal Vendor is not aware of any material deficiencies in such internal controls which have not been addressed.

5.6.	Changes since Accounts Date

During the period between the Accounts Date and the date of this Agreement (inclusive):

5.6.1.

the Target Business has been carried on in the ordinary and usual course consistent with past practice, without any interruption or alteration in its nature, scope or manner, and so as to maintain the same as a going concern;

5.6.2.	there has been no material adverse change in the financial or trading position, turnover or results of operations of the Target Business, nor is any such change expected;

5.6.3.	the Target Business has not been adversely affected by the loss of any customer or source of supply or by any abnormal factor not affecting similar businesses to a like extent;

5.6.4.

no Business Vendor has assumed or incurred any material liability (including any contingent or future liability) with an individual value in excess of US$100,000, other than in the ordinary course of business on arm’s length commercial terms;

5.6.5.

there has been no event that would have been a Material Adverse Change if the definition of that term had referred to matters occurring after the Accounts Date rather than after the date of this Agreement;

5.6.6.	the Business Vendors have not acquired or disposed of, or agreed to acquire or dispose of, any asset other than trading stock in the ordinary and usual course of the Target Business;

5.6.7.	no fixed asset shown in the Accounts and none of the Business Assets acquired by the Vendors since the Accounts Date has been lost, damaged or destroyed;

5.6.8.	no materially unusual, abnormal or onerous contract, agreement, arrangement or commitment has been entered into;

5.6.9.	no capital commitment with an individual contract value of US100,000 or more, including, for this purpose, the acquisition of any capital asset under a finance lease has been entered into;

5.6.10.

no mortgage, charge (other than a lien arising by operation of law), debenture or other security over any of the Business Assets has been created, granted or issued or agreed to be credited, granted or issued; and

5.6.11.	no person has been engaged or any Employee dismissed earning US$75,000 per annum or more other than for cause.

6.	Legal Matters

6.1.	Compliance with Laws

The Target Business has at all times been carried on and is being carried on in accordance with all applicable laws and regulations in each country in which it is carried on to which the Target Business is subject.  There is no order, decree, decision or judgment of, nor any investigation or inquiry by any court, tribunal, arbitrator, governmental agency or regulatory body (including any competition or antitrust authority) outstanding or (so far as the Principal Vendor is aware) anticipated against any Business Vendor or any person for whose acts or defaults they may be vicariously liable, nor has any notice or other communication from any court, tribunal, arbitrator, governmental agency or regulatory body (including any competition or antitrust authority) been received with respect to an alleged actual or potential violation and/or failure to comply with any such applicable law, regulation or by-law or with respect to a sector inquiry.

6.2.	Licences and Consents

There is included in the Disclosure Letter a true and complete list of all Permits.  All Permits necessary for the carrying on of the Target Business as now carried on have been validly obtained, are validly held, are in full force and effect and so far as the Principal Vendor is aware in the three years prior to the date of this Agreement have been and are being complied with in all respects.  There is no investigation, enquiry or proceeding outstanding or,  so far as the Principal Vendor is aware, anticipated which is likely to result in the suspension, cancellation, modification or revocation of any such Permits.  So far as the Principal Vendor is aware, none of such Permits is likely to be suspended, cancelled, refused, modified or revoked (whether as a result of the entry into or Completion of this Agreement or the US Local Agreement or otherwise).

6.3.	Litigation

None of the Business Vendors or any person for whose acts or defaults any of the Business Vendors is or may be vicariously liable has been, nor is at the date of this Agreement, subject to any outstanding audit, investigation, judgment, order, decree, or court stipulation or engaged in any civil, criminal, tribunal, mediation, arbitration or other analogous proceedings in relation to the Target Business or any of the Business Assets.  No such claim, legal action, investigation, proceeding, suit, litigation, prosecution, arbitration or dispute resolution is threatened by or against any Business Vendor nor, so far as the Principal Vendor is aware, is there any fact or circumstance likely to give rise to any such claim, legal action, investigation, proceeding, suit, litigation, prosecution, arbitration or dispute resolution.  None of the Business Vendors is a party or subject to or in default under any outstanding audit, investigation, judgment, order, decree, award or decision of a court, tribunal, arbitrator or other government or regulatory authority against or undertaking or assurance given to such body in relation to the conduct of the Target Business, any of the Business Assets, or a person for whose acts of default any Business Vendor may be vicariously liable.

6.4.	Environment

	6.4.1.	The Business Vendors are and during the three years prior to the date of this Agreement have been in compliance with all Environmental Permits.

	6.4.2.	The Business Vendors have not during the three years prior to the date of this Agreement received any claims, orders or notices, including notices of proceedings, relating to:

		(i)	the violation of or any liability under Environmental Laws; or

		(ii)	the failure to obtain or comply with any Environmental Permits.

6.4.3.

The Vendors are not responsible for any clean up or other remedial action of any kind in relation to the Property, nor so far as the Principal Vendor is aware, are they subject to any investigation or enquiry or proceedings (whether in progress, pending or threatened) by any regulatory authority at the Property and, so far as the Principal Vendor is aware, no fact or circumstance exists which is likely to give rise to such investigation, enquiry or proceeding.

6.4.4.

No audits, assessments, surveys, reports or investigations relating to the Environment (i) are in the possession of the Vendors’ Group or (ii) have been carried out by or on behalf of any member of the Vendors’ Group in respect of the Property or otherwise relevant to the Target Business in the three years prior to the date of this Agreement.

6.4.5.

The Business Vendors have not in the three years prior to the date of this Agreement created or exacerbated any condition at any location or sent waste to an off-site location in connection with the Property or the Target Business that, in any such case, would require abatement or clean-up under Environmental Laws or would subject the Business Vendors to Liabilities (including third-party claims) under Environmental Laws.

6.5.	Insolvency

6.5.1.

No order has been made, petition presented, resolution passed or meeting convened for the winding up (or other process whereby the business is terminated and the assets of the company concerned are distributed amongst the creditors and/or shareholders or other contributories) of any Vendor or for a provisional liquidator or manager to be appointed in respect of any Vendor and there are no cases or proceedings under any applicable insolvency, reorganisation or similar laws in any jurisdiction concerning any Vendor and no events have occurred which, under applicable laws, would justify any such cases or proceedings.

6.5.2.

No petition has been presented or other proceedings have been commenced for an administration order to be made (or any other order to be made by which, during the period it is in force, the affairs, business and assets of the company concerned, are managed by a person appointed for the purpose by a Court, governmental agency or similar body or by any creditor or group of creditors) in relation to any Vendor, nor has any such order been made.

6.5.3.

No receiver (including an administrative receiver), manager, liquidator, trustee, administrator, custodian or similar official has been appointed in any jurisdiction in respect of the whole or any part of the Target Business or Business Assets, no step has been taken for or with a view to the appointment of such a person nor has any power of sale or power to appoint a receiver or manager under the terms of any mortgage, charge or other security in respect of any asset become exercisable.

6.5.4.

Prior to and after giving effect to the transactions contemplated by this Agreement, no Vendor (i) is insolvent or unable to pay its debts as they fall due or (ii) has stopped or will stop paying its debts as they fall due.

	6.5.5.	No distress, restraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of any of the Business Assets.

6.5.6.

No event has occurred causing, or which upon instruction or notice by any third party may cause, any floating charge created by any Vendor to crystallise over any Business Asset or any charge created by it to become enforceable over any of the Business Assets nor has any such crystallisation occurred nor is that enforcement in process.

6.5.7.

No voluntary arrangement under section 1 of the Insolvency Act 1986 (IA 1986) or scheme of arrangement under section 425 of the Companies Act 1985 (CA 1985) in respect of a Vendor or any other compromise or arrangement in respect of the creditors of the Vendor generally, or any class of then, has been proposed or adopted.

	6.5.8.	No statutory demand has been served on a Vendor, which has not been paid in full or been withdrawn.

	6.5.9.	No Vendor has suspended or ceased or threatened to suspend or cease to carry on all or a material part of the Target Business.

6.5.10.

No Vendor has been a party to any transaction at an undervalue (as defined in section 238 of the IA 1986), nor has it given or received any preference (as defined in section 239 of the IA 1986) in either case within the period of two years ending on the date of this Agreement, nor has a Vendor at any time been a party to any transaction defrauding creditors (as defined in section 423 of the IA 1986).

	6.5.11.	No event analogous to any of the foregoing has occurred in or outside England.

7.	Trading and Contractual Arrangements

7.1.	Arrangements with Connected Persons

	7.1.1.	No member of the Vendors’ Group is party to any contract or arrangement with any current or former employee of any Business

Vendor, other than on normal commercial terms in the ordinary course of business consistent with past practice.

	7.1.2.	There are no arrangements or contracts between the member of the Vendors’ Group and any Employee by which:

		(a)	any member of the Vendors’ Group has offered employment (conditionally or otherwise) to any Employee to take effect on or after Completion; or

		(b)	payments or benefits may be received by such Employee after Completion dependent on the discretion of any member of the Vendors’ Group (or any person acting on its behalf or instructions).

7.2.	Contracts

7.2.1.

There is included in the Data Room or attached to the Disclosure Letter a true and complete copy of each contract or arrangement of any Business Vendor relating to the Target Business and/or the Business Assets which falls into any of the following descriptions (the “Material Contracts”):

(a)

any joint venture, consortium, agency, distributorship, shareholders, partnership or similar arrangement (other than membership of a trade association in relation to which the relevant Business Vendor has no liability or obligation except for the payment of annual subscription or membership fees);

		(b)	any contract or arrangement meeting the relevant materiality criteria as set forth below in terms of which by virtue of the completion of the transactions contemplated by this Agreement:

			(i)	any other party will be relieved of any obligations or entitled to exercise any right (including any right of termination, variation or pre-emption);

			(ii)	any Business Vendor will be in default or lose any benefit, right or licence which it currently enjoys or incurs;

			(iii)	the consent of the other party(ies) to such contract or arrangement is required to transfer the benefit of such contract or arrangement to the Purchaser or a Local Purchaser (as appropriate);

(c)

any contract or arrangement meeting the relevant materiality criteria as set forth below (other than the Lease) which cannot be terminated by the relevant Business Vendor at any time on 12 months’ notice or less without giving rise to a breach of contract or liability to pay compensation;

	(d)	any contract or arrangement entered into otherwise than by way of bargain at arm’s length or of an unusual nature or outside the ordinary course of business;

(e)

any contract or arrangement which restricts the freedom (whether directly or indirectly) of the relevant Business Vendor to carry on its business in any part of the world in such manner as it thinks fit or the ability to transfer the whole or any part of the Target Business (other than restrictions on the assignment of the Contracts); or

(f)

any finance lease or hire purchase agreement or similar arrangement with any person under which a Business Vendor is a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person in any such case which has an aggregate future liability in excess of US$25,000;

	(g)	any contract or arrangement granting an Encumbrance in respect of any Business Asset;

	(h)	is of three years’ duration, or if it is of less than three years’ duration, it is of a length which significantly exceeds what is normal in the circumstances;

	(i)	any currency exchange, interest rate exchange, commodity exchange or similar contract or arrangement; or

	(j)	any outstanding offer made by a Business Vendor which if accepted would result in a contract or arrangement as described in paragraphs (a) to (i) above.

For the purposes of sub-paragraphs (b) and (c) above a contract, agreement or arrangement meets the relevant materiality criteria if:

	(a)	it is a contract with a customer of the Target Business;

	(b)	it is a contract with a supplier to the Target Business in respect of which the Target Business incurred expenditure during the year ended on the Accounts Date exceeding US$200,000

	(c)	it is a Government Contract; or

	(d)	the contract, agreement or arrangement is otherwise of fundamental importance to the sourcing, production or supply of any products material to the Target Business, taken as a whole.

7.3.	Material Contracts

All the Material Contracts are legal, valid and binding obligations of the Business Vendor which is expressed to be a party thereto on the face of such document and so far as the Principal Vendor is aware, are legal, valid and binding obligations of all the other parties thereto.  No notice of termination or of intention to terminate (including any termination for convenience, termination for default, cure notice or show cause notice pertaining to any Government Contract or subcontract) has been received in respect thereof, nor so far as the Principal Vendor is aware are there any grounds for termination, avoidance or invalidity or an allegation of such matters prior to their stated expiry date.  None of the Business Vendors is in breach of any of the terms of any of the Material Contracts and (so far as the Principal Vendor is aware) neither is any of its counterparties.

7.4.	Material Suppliers

The Disclosure Letter sets out details of any single supplier from whom the Target Business purchased during the year ended on the Accounts Date goods or services for which the aggregate purchase price exceeded US$200,000.  Since the Accounts Date there has not been (i) any material adverse change in the business relationship of the Target Business with any such supplier or (ii) any change in any term (including credit terms) of the supply agreements or related arrangements with any such supplier.

7.5.	Material Customers

The Disclosure letter sets out a list (and copies are annexed thereto or included in the Data Room) of those customer contracts of the Target Business which have been entered into, or pursuant to which the Target Business has supplied goods or carried out work or services to a sales value of more than $25,000 of sales during the year ended 31 December 2007.

7.6	Government Contracts

7.6.1

None of the US Government, Dstl or any other relevant governmental entity nor any prime contractor, subcontractor or other relevant party has notified the Principal Vendor, or any of its Associated Companies, either in writing or, so far as the Principal Vendor is aware, orally, of any claims that the Principal Vendor or any of its Associated Companies has breached or violated any law, certification, representation, clause, provision or requirement pertaining to any Government Contract or related subcontract and no disputes exist between the Principal Vendor, or any Associated Company, and the US Government under any federal statute or law or between the Principal Vendor, or any Associated Company and the UK Government under any UK statute or law or between the Principal Vendor, or any Associated Company and any prime contractor, subcontractor or vendor under or relating to any Government Contract.

7.6.2

Neither the Principal Vendor, nor so far as the Principal Vendor is aware, any of the subcontractors in connection with any Government Contracts has been debarred or suspended from participation in the award of contracts with the US Government, Dstl or any other relevant governmental entity (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements).  Neither the Principal Vendor nor, so far as the Principal Vendor is aware, any of the subcontractors in connection with the Government Contracts has received any notice under Federal Acquisition Regulation 9.405 or other similar or comparable provisions.

7.6.3	No outstanding unresolved material cost of the Principal Vendor or any Associated Company has been disallowed;

7.6.4

Neither the Principal Vendor nor any Associated Company or employee of any such party is under civil, administrative or criminal investigation or indictment or has information with respect to any alleged fraudulent or criminal activity involving a Government Contract.

7.6.5	The Principal Vendor has complied in all material respects with the terms and conditions of all Government Contracts.

7.6.6	All subcontracts contain all provisions to be contained in such subcontract by the applicable prime contract.

7.6.7

The Disclosure Letter sets forth, as of 17 March 2008, the remaining authorized funding available under each of the Government Contracts taking into account the Principal Vendor’s, or such other Vendor’s, billed and unbilled US Government, Dstl or any other governmental entity receivables.

7.6.8	Neither the Principal Vendor, nor any other Vendor has assigned or collaterally assigned to any third-party or otherwise encumbered the right to receive payment under any Government Contract.

8.	Effect of Sale of the Target Business and Business Assets

Neither the acquisition of the Target Business and the Business Assets by the Purchaser, nor compliance with the terms of this Agreement and any other document to be entered into pursuant hereto, shall:

(a)

cause the Target Business to lose the benefit of any right or privilege it presently enjoys other than under the Contracts which cannot be assigned or novated to the Purchaser or a Local Purchaser on Completion;

(b)

relieve any person of any obligation to the Target Business (whether contractual or otherwise), or enable any person to determine any such obligation or any right or benefit enjoyed by the Target Business, or to exercise any right in respect of the Target Business other than under those Contracts which cannot be assigned or novated to the Purchaser or a Local Purchaser on Completion;

(c)	result in the Purchaser being required to sell any Business Asset used or to be used in the Target Business or any person being entitled to buy any

Business Asset, the result of which in any such case is material to the Purchaser; or

	(d)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the Business Assets; or

9.	Employees

9.1.	Employment and terms of employment

9.1.1.

Each individual referred to in the Employee List was employed by a Business Vendor at the date of this Agreement and was engaged primarily in the Target Business and there were on that date no other individuals who were so engaged, on an employed basis, self-employed basis, as a contractor or by virtue of an agency agreement.

9.1.2.

Particulars of the terms of employment of each Senior Employee (including the emoluments), which are true, complete and accurate in all respects at the date of this Agreement are set out in the written contract of employment included in the Data Room.  There are also included in the Data Room details of the standard terms of employment generally applicable to the other grades of employee.  So far as the Principal Vendor is aware, no other  material contractual terms, implied, express or otherwise exist.

	9.1.3.	No Senior Employee has given to any member of the Vendors’ Group nor has received from any member of the Vendors’ Group, notice of termination of his or her employment.

9.1.4.

No person who is not an Employee has a right to return to work or any right to be re-instated or re-employed by any Business Vendor in connection with the Target Business whether under statute or otherwise.

9.1.5.

The terms of all current recognition, procedural, collective or other agreements between any Business Vendor and any trade union or other body representing the Employees or any of them have been included in the Data Room.

9.1.6.

The Business Vendors have not entered into any arrangement or agreement imposing an obligation on that company to provide to the Employees or any of them at any future date any enhanced severance payments.

9.1.7.

In the last twelve months prior to the date of this Agreement, no payment has been made or promised to be made or benefits given or promised to be given by a Vendor as consideration for the variation of any contract of employment of any Employee or Employees, which are material in the aggregate.

	9.1.8.	Since the Accounts Date, no change has been made in the emoluments or other terms of engagement of any Employee or Employees, which are material in the aggregate.

9.1.9.

No amount due to or in respect of any Employee or Employees (other than salary for the month current at the date of this Agreement and any normal out of pocket expenses incurred by such Employee) is in arrears and unpaid, in particular in relation to bonus entitlement.

9.1.10.

There is no written or unwritten contract of employment with an Employee which cannot be terminated without payment in lieu of notice, damages or compensation (other than that payable under applicable law) at any time.

9.2.	Liabilities to and for Employees

9.2.1.

No material liability (that has not been discharged) has been incurred by any Business Vendor for breach or termination of any contract of employment with any Employee including, but not limited to, any redundancy payments (including protective awards), , compensation under any employment legislation or regulations or for wrongful dismissal, unfair dismissal, equal pay, sex, race or disability discrimination or otherwise and no order has been made at any time for the reinstatement or re-engagement of any of the Employees or any person formerly employed or engaged in the Target Business.

9.2.2.

No Business Vendor has agreed to make any non-contractual payment or provide any non-contractual benefit to any Employee or any dependent of any such Employee in connection with the actual or proposed termination or suspension of employment.

	9.2.3.	No Employee has been dismissed for a reason connected with the transfer.

9.2.4.

So far as the Principal Vendor is aware, there are no existing, pending or threatened enquiries or investigations involving or relating to the Employees by the Equal Opportunities Commission, the Commission or Racial Equality, the Health & Safety Executive or similar authorities, and there are no matters or circumstances which are likely to give rise to such enquiries or investigations.

9.2.5.

The Business Vendors have at all relevant times complied with all their obligations under statute and otherwise concerning the health and safety at work of the Employees, and there are no claims threatened or pending by any party in respect of any accident or injury which are not covered by insurance or by any Employee in respect of any accident or injury

9.3.	Change of Control

No Employee will become entitled by virtue of his or her contract of employment or otherwise to any enhancement in or improvement to his or her remuneration, severance or other benefits or terms and conditions of employment (including any acceleration of the time of payment or vesting of any remuneration or benefits) or any remuneration or benefits the value of which will be calculated on the basis of any of the transactions contemplated by this Agreement by reason of Completion (alone or in conjunction with any other event) by reason of the signing of this Agreement and/or Completion.

9.4.	Employment Disputes etc.

9.4.1.

There is not, and during the three years before the date of this Agreement, there has not been any dispute between any Vendor and any trade union or other organisation formed for a similar purpose or any industrial action affecting any Business Vendor nor has there been in the year prior to the date of this Agreement any such dispute with any individual Employee.

	9.4.2.	The Business Vendors have not received any threat of industrial action falling under paragraph 9.4.1.

9.4.3.

So far as the Principal Vendor is aware, there are no disputes with any trade union, works council or any other employee representative representing all or any Employees in relation to their employment in the operations or any circumstances likely to give rise to any action as described in paragraph 9.4.1.

9.5.	Employment Benefit Arrangements

9.5.1.

Other than any schemes providing pensions or benefits to Employees which are managed independently or administered by a governmental authority and to which the relevant member of the Vendor’s Group’s only financial obligation is to make specified contributions the Pensions Schemes are the only schemes to which the Business Vendors make, are liable to make or have agreed to make payments for providing retirement, death, disability, medical or life assurance benefits in respect of Employees.  No proposal has been announced to establish any other scheme for providing benefits in respect of any Employee.

	9.5.2.	There are included in the Data Room copies of all material documents presently governing such benefit or pension schemes.

9.5.3.

There are no obligations to provide benefits to the UK Employees under the Avecia UK Pension Fund which fall outside the definition of old age, invalidity or survivors benefits as described in paragraph 7(2) of TUPE.

10.	Taxation

10.1.	Returns and Information

	10.1.1.	All registrations, returns and computations which are or have been required to be made, filed or given on or before the date of this

Agreement in relation to any of the Business Assets for any Taxation purpose have been made or given within the requisite periods and so far as the Principal Vendor is aware such registrations, returns or computations are not nor are likely to be the subject of any material dispute with any Tax Authority.

10.1.2.

So far as the Principal Vendor is aware, the Business Vendors have complied in all material respects with all statutory provisions, rules, regulations and directions in relation to the Target Business concerning VAT, PAYE and National Insurance Contributions. So far as the Principal Vendor is aware, the US Business Vendor has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owning to any US Employee, and all US Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

10.1.3.	No member of the Vendors’ Group is involved in any dispute with any Tax Authority concerning any matters likely to affect the Target Business or any of the Business Assets in any way.

10.2.	Taxation Arrangements

The Disclosure Letter sets out particulars of any agreement, arrangement or election between any Business Vendor and any Tax Authority pursuant to which the relevant Tax Authority has any charge or security over the Business Assets.

10.3.	VAT

10.3.1.	The UK Vendor is registered for the purposes of VAT.

10.3.2.

Neither the UK Vendor nor any relevant associate (for the purposes of paragraph 3(7) of Schedule 10 of VATA) has elected to waive exemption or will before Completion waive exemption for VAT purposes pursuant to paragraph 2 of Schedule 10 to VATA in relation to the Property.

10.3.3.	The Property is not a building or engineering work falling within item 1(a) of Group 1 of Schedule 9 to VATA.

10.3.4.	None of the Business Assets is a capital item, the input tax on which could be subject to adjustment in accordance with Part XV of the Value Added Tax Regulations 1995.

10.4.	Stamp Duties

All documents which relate to any of the Business Assets to which any Business Vendor is a party, or which form part of the title to the Business Assets have (where required) been duly stamped and any stamp duties relating to the same have been duly paid.

10.5.                     Security

No charge or security in favour of a Tax Authority is outstanding over any of the Business Assets, and no circumstances exist which allow or could allow any such Tax Authority to exercise any power of sale, confiscation, compulsory transfer or other appropriation in respect of any of the Business Assets.

10.6.                     PAYE

Neither the Principal Vendor nor any member of the Vendor’s Group has provided to any Employee employed, or ex-employee formerly employed, in connection with the Target Business, or to any officer appointed, or ex-officer previously appointed, in connection with the Target Business or the Business Assets:

10.6.1	any securities, interests in securities or securities options to which the rules in Part 7 of the Income Tax (Earnings and Pensions) Act 2003 apply; or

10.6.2

any shares or interest in shares for the purposes of section 77(1) of the Finance Act 1988 in the circumstances described in that subsection, any interest in shares on terms that make that interest only conditional for the purposes of section 140A of the Taxes Act 1988, any convertible shares for the purposes of section 140D of the Taxes Act 1988 or any right to acquire shares for the purposes of section 135 of the Taxes Act 1988 in respect of which any member of the Purchaser’s Group will or would, if any prescribed circumstances arise, be required on or after Completion to operate PAYE or pay or account for any National Insurance Contributions.

11.                               Assets and Liabilities

11.1.                     Title

11.1.1

All the Business Assets (other than (i) Intellectual Property and the Property and (ii) assets subject to provisions regarding retention of title pending payment of sums to the supplier) which are included as assets in the Accounts are legally and beneficially owned and in the possession or under the control of a Business Vendor. Save for those subsequently disposed of or realised in the ordinary course of trading on arms’ length commercial terms all such Business Assets and all Business Assets (other than Intellectual Property or the Property) which have subsequently been acquired or arisen are legally and beneficially owned and in the possession or under the control of a Business Vendor. None of the Business Assets are the subject of any Encumbrance (excepting only liens arising by operation of law in the normal and ordinary course of trading) and no person has claimed (or so far as the Principal Vendor is aware, is entitled to claim) to be entitled to create such an Encumbrance.

11.2.        All necessary Assets

Except to the extent provided in the documents to be entered into pursuant to this Agreement, the Target Business does not depend on the use of assets owned by, or facilities or personnel or other assistance provided by, the Vendors, which are not being acquired under this Agreement.

11.3.        Plant and Equipment

11.3.1	So far as the Principal Vendor is aware, the Plant and Equipment (other than Information Technology):

(a)

is in good condition and working order, has been regularly and properly maintained (having regard to its age and fair wear and tear excepted) and is not dangerous, inefficient, out-of-date, unsuitable or in need of renewal or replacement;

	(b)	complies with all applicable laws, regulations and standards (including health and safety regulations); and

	(c)	is not surplus to the current or proposed requirements of the Target Business.

11.4.                     Insurance

11.4.1

Summary particulars of the insurances of the Business Vendors in respect of the Target Business and the Business Assets relating to public and product liability, property damage, directors’ and officers’ liability and no-fault clinical trial insurance are contained in the Data Room.

11.4.2

In respect of all such insurances no act, omission, misrepresentation or non-disclosure by or on behalf of any of the Business Vendors has occurred which makes any of such insurance policies void or voidable.

11.4.3

There are included in the Data Room copies of all risk assessment reports received by the Vendors’ Group in relation to the Target Business from its insurance brokers in the two years preceding the date of this Agreement.

11.4.4

There is included in the Data Room a list prepared by the Vendors’ insurance brokers of all claims made or notified to such brokers by a Business Vendor (to the extent it relates to the Target Business) in the three years prior to the date of this Agreement since 30th June 1999 and so far as the Principal Vendor is aware, such list is materially complete.

11.4.5

There are no outstanding claims under, or in respect of the validity of, any of the insurance policies relating to the Business Assets and there are no circumstances likely to give rise to any claim under any such insurance policy.

12.                               Real Property

12.1.1

The Property comprises all the land and buildings in any part of the world owned, used or occupied in connection with the Target Business, or in which the Vendors have any other interest, rights or liability (whether contingent, secondary or otherwise) in relation to the Target Business.

12.1.2	The particulars of the Property are true and accurate in all respects.

12.2.                     Ownership

12.2.1	Both the legal and beneficial interest in the Property is solely vested in the UK Vendor and the UK Vendor has a good and marketable title to the Property.

12.2.2	The Vendors have in their possession or control all title documents necessary to prove good and marketable title to the Property.

12.3.                     Encumbrances

12.3.1	Neither the Property, nor the title documents are subject to, or affected by any Encumbrance, nor is there any agreement or commitment to create any of the same.

12.3.2	There is no outstanding agreement for sale, estate contract, option or right of pre-emption or similar matter affecting the Property the provisions of which remain to be observed or performed.

12.3.3

So far as the Principal Vendor is aware, there is no covenant, restriction, stipulation, easement, customary or public right, or other Encumbrance affecting the Property which is of an onerous or material nature which conflicts with the current use of the Property.

12.3.4	So far as the Principal Vendor is aware, the Property is not subject to any of the matters referred to in Schedule 1 and/or Schedule 3 of the Land Registration Act 2002.

12.3.5

So far as the Principal Vendor is aware, there is no registered local land charge affecting the Property, which has or could have a material effect on the use of the Property for its current use or under which any money is to be paid or may have to be paid by the Vendors or any successor in title.

12.3.6

So far as the Principal Vendor is aware, all covenants, restrictions, stipulations and other encumbrances affecting the Property have been performed in all material respects and no notice of any alleged breach has been received by the Vendors or their predecessors in title.

12.3.7	There is no current circumstance which would entitle any third party to exercise a right or power of entry or to take possession, or which would materially adversely restrict the continued possession, enjoyment or current use of the Property by the UK Vendor.

12.4.                     Occupation

12.4.1	The UK Vendor is in physical possession and actual occupation of the whole of the Property on an exclusive basis and no person is in adverse possession of any Property.

12.4.2	No right (actual or contingent) to occupation or possession of the Property has been granted or agreed to be granted or has been acquired or is in the course of acquisition.

12.5.                     Statutory Obligations

All statutes, orders, regulations or bye-laws relating to the Property, its current use or development or the employment of persons or the use of any fixtures, machinery or chattels in it, have been observed in all material respects and there are no outstanding requirements or recommendations of any competent authority.

12.6.                     Planning

12.6.1	The current use of the Property is its lawful use under the Planning Acts.

12.6.2

All necessary planning consents and permissions, building regulations and bye-laws for the construction of the Property and all alterations and additions to them and for the current use of each of them have been obtained and complied with in all material respects and are valid and subsisting.

12.7.                     Rights and Services

The Property has the benefit of all necessary rights or legal easements required for its use and enjoyment and these are enjoyed freely without interruption and without restriction as to hours.

12.8.                     Notices and Claims

The Principal Vendor is not aware of any  matter which could lead to a notice, complaint or requirement being issued or formally made by any competent authority or undertaking exercising statutory or delegated powers in relation to the Property.

12.9.                     Replies to Enquiries

All written replies given by or on behalf of the Vendors in response to any written enquiries raised by or on behalf of the Purchaser’s Group in relation to the Property were complete and accurate at the date they were given.

12.10.              The Lease

12.10.1

The Property is held under the terms of the Lease and no collateral assurances, concessions or undertakings have been made by any party to the Lease which is binding on the current landlord or on the Vendors or on their respective successors in title;

12.10.2	The title documents to the Property include all necessary consents for the grant of the Lease and notices of the registration of any such dealings where required;

12.10.3	The landlord has not elected to waive exemption under paragraph 2 of Schedule 10 of VATA, which has effect in respect of the whole of the Property;

12.10.4	All rent, insurance, service charges and other outgoings which have become payable in respect of the Lease have been paid and none has been waived or paid in advance of the due date; and

12.10.5

There is no subsisting material breach of the covenants contained in the Lease (whether on the part of the landlord or the tenant) or any other event of a material nature which would give rise to forfeiture of the Lease and no notices alleging any breach of covenants contained in the Lease (whether on the part of the landlord or the tenant) remains outstanding.

13.                               Intellectual Property

13.1.1.	So far as the Principal Vendor is aware, all IP that is owned by or licensed to the Business Vendors, in each case, which is material to the Target Business is:

	(a)	not being infringed or opposed or, in the case of Know-how, used without the authority of the relevant Business Vendor, by any person;

	(b)	in respect of IP owned by the Business Vendors, not subject to any licence or authority in favour of another except those brief details of which are set out in the Disclosure Letter; and

(c)

in respect of IP licensed to the Business Vendors, not subject to any licence or authority in favour of another that is material to the Target Business except those brief details of which are set out in the Disclosure Letter.

13.1.2.

All of the Business IP which is registered or the subject of applications for registration (the “Registered IP”) is listed and briefly described in the Intellectual Property List and, so far as the Principal Vendor is aware, all application, renewal or other official fees which are due have been paid and all steps required for the maintenance of any Registered IP have been taken. So far as the Principal Vendor is aware there are no circumstances in which any of such registrations may be revoked.

13.1.3.

There are no pending or threatened claims or litigation by any third party in which it is alleged that the conduct or activities of the Target Business infringes or makes unauthorised use of any of the Intellectual Property of such third party. So far as the Principal Vendor is aware, the conduct and activities of the Target Business do not infringe or make unauthorised use of and have not in the three years prior to the date of this Agreement infringed or made unauthorised use of any Intellectual Property of a third party.

13.1.4.

The several licences and agreements of Intellectual Property brief details of which are set out in the Disclosure Letter are, so far as the Principal Vendor is aware, in full force and effect. No notice has been given on either side to terminate them, and no disputes have arisen in respect thereof. The obligations of the relevant Business Vendor under such licences and agreements have been complied with and so far as the Principal Vendor is aware, the obligations of the relevant counterparties have been complied with.

13.1.5.

There are no outstanding claims by any Employee against any the Principal Vendor or any Business Vendor under any contract or applicable law for any compensation, royalty, consideration or payment or for any right or interest in respect of any of the IP used in the Target Business and so far as the Principal Vendor is aware there are no grounds on which such a claim might reasonably be expected to be made.

13.1.6.

The Registered IP that the Disclosure Letter states is owned by the Principal Vendor or by the Business Vendors is owned legally and beneficially by a member of the Vendors’ Group free from any Encumbrances and no exclusive or sole licences have been granted to third parties in respect of such Registered IP.

13.1.7.

The Disclosure Letter sets out brief details of all Business IP in respect of which a licence or right to use has been granted in favour of third parties. The Disclosure Letter also sets out brief details of all IP that is licensed to a Business Vendor and in respect of which so far as the Principal Vendor is aware a licence or right to use has been granted in favour of another that is material to the Target Business.

13.1.8.	Other than in respect of any of the following:

	(a)	any Intellectual Property in computer software and computer systems;

	(b)	the Excluded Name; and

	(c)	any registered or unregistered trademarks including any logos or other devices incorporating the Excluded Name;

the IP owned by or licensed to the Principal Vendor and the Business Vendors that is being transferred to the Purchaser or a Local Purchaser under this Agreement together with any further Intellectual Property being licensed to the Purchaser pursuant to this Agreement or the agreements to be entered into under this Agreement comprises so far as the Principal Vendor is aware all the Intellectual Property necessary to carry on the Target Business as presently carried on.

14.                               Data Protection

14.1.                     Definitions

In this paragraph DPA means the Data Protection Act 1998.

14.2.                     Registration

The UK Vendor is not required to register as a data controller under the DPA.

14.3.                     Transfer of personal data outside the EEA

So far as the Principal Vendor is aware, no personal data relating to the Target Business has been transferred outside the European Economic Area and to the extent that any such personal data has been transferred outside the European Economic Area, such transfer has been made in accordance with all relevant requirements of the DPA.

14.4.                     Notices and Complaints

14.4.1.	No Business Vendor has, in relation to the Target Business:

	(a)	received any notice (including any enforcement notice), letter or complaint from the Information Commissioner or any other person alleging breach by it of the DPA;

	(b)	been the subject of any claim for compensation for loss or unauthorised disclosure of data;

	(c)	received any notification of an application for rectification, blocking, erasure or destruction of personal data or been the subject of any order for the same; or

	(d)	been or is not the subject of any warrant which has been issued under Schedule 9 of the DPA authorising the Information Commissioner (or any of its officers or servants) to enter the Property and so far as the Business Vendors are aware, there are no circumstances which exist or which are likely to give rise to any such notice, claim, notification or warrant being served given or made.

15.                               Competition and Anti-trust

No acts, omissions, practices, agreements or arrangements of any Business Vendor:

15.1.                     is the subject of any current or pending investigation, inquiry, proceedings, report or reference by any governmental or regulatory authority or court under any law, legislation or regulation (civil or criminal) relating to competition, restrictive trade practices, anti-trust, monopolies, merger control, fair trading or restraint or trade or similar law or regulation in any part of the world (“Competition Law”); or

15.2.                     is the subject of any enforceable undertaking or assurance given to any governmental or regulatory authority or court under Competition Law and nor has such undertaking or assurance been requested.

15.3.                     The Target Business has never received, nor is the Target Business planning to receive or is in the process of receiving, any aid (as that term is understood for the purposes of Articles 87 to 89 of the Treaty of Rome) from any member state of the European Community.

16.                               Foreign Corrupt Practices

16.1.                     No Business Vendor and none of their officers, directors, employees, agents or representatives have directly or indirectly in each case in relation to the Target Business:

16.1.1.

paid, promised to pay or offered to pay, or authorised the payment of, any contribution, gratuity, gift, commission, bribe, graft, rebate, pay-off, kickback or any other payment to any person, private or public, regardless of form and whether in money, property or services (a “Gratuity”):

	(i)	to seek to obtain favourable treatment in securing business; or

	(ii)	to pay for favourable treatment for business secured which violates any applicable law, or has entered into any agreement pursuant to which any such Gratuity may or shall at any time be paid; or

	(iii)	to seek to obtain special concessions or for special concessions already obtained, for or in respect of the Target Business; or

16.1.2.

offered or given any thing of value to influence (or which could be construed as seeking to influence) the action of a public official, political party, party official, candidate for public office, or official of any public international organisation, or threatened injury to any person, property or reputation in relation to the matters set out in paragraphs 16.1.1(i) to (iii).

16.2.                     The Target Business is not dependent in any manner upon the making or receipt of such Gratuity.

16.3.                     There is no outstanding employment or engagement, nor has there been any employment or engagement by the Vendors in relation to the Target Business of by any governmental or political official in any country in the world.

16.4.                     No unlawful inducement (financial or otherwise) has been received by any Business Vendor or any director or employee of them or any associate of any such person with a view to such entity or person entering into any contract or other arrangement or obtaining any benefit in relation to the Target Business.

17.                               Information Technology

17.1.                     The Target Business has not in the year prior to the date of this Agreement experienced any material disruption in operations or activities as a result of (a) any security breach in relation to any Information Technology, or (b) any failure (whether arising from any bug, virus, defect or otherwise), lack of capacity or other sub-standard performance of any Information Technology.

17.2.                     Details of all domain names which are, or have been, used primarily in connection with the Target Business and which are owned by any Business Vendor are set out in the Disclosure Letter.  All registrations in relation to such domain names have been maintained and all related fees and necessary administrative steps required for the maintenance of such domain names have been (respectively) paid and taken.

SCHEDULE 5 — LIMITATIONS

1.	The Principal Vendor’s liability in respect of any claim under the Warranties shall be limited as follows:

1.1

the Principal Vendor shall have no liability for any breach of any of the Warranties until the aggregate liability for any claim (when aggregated with all other claims) shall equal or exceed US$200,000 in which case the Principal Vendor shall be liable only for the excess over US$200,000;

1.2

the Principal Vendor shall not be liable in respect of a breach of any of the Warranties unless a written claim has been made by the Purchaser to the Principal Vendor giving notice as described in Clause 9 of the relevant facts:

(a)	in the case of a claim for breach of any of the Warranties other than the Tax Warranties, within one year following Completion;

(b)	in the case if a claim for breach of the Tax Warranties, within two years following Completion; and

(c)	in the case of a claim for breach of the Environmental Warranties, within two years of Completion.

2.	The maximum aggregate liability of the Vendors for all claims under this Agreement or the documents to be delivered pursuant to it shall not exceed US$10,000,000.

3.

Any claim for breach of Warranties which is made within the time limit specified in paragraph 1.2 above shall, unless previously satisfied, settled or withdrawn, be deemed to be withdrawn and no longer enforceable unless legal proceedings in respect thereof are commenced by validly issuing and serving legal process within nine months of the making of such claim provided that in respect of claims in respect of Losses which remain contingent, the relevant time limit under this paragraph 3 shall be six months after such contingency crystallises.

4.

The Principal Vendor shall not be liable in respect of any claim under the Warranties to the extent that such claim would not have arisen but for a change or changes in law, rules, regulation or published administrative practice of any government, governmental department agency or regulatory body or legislation (whether relating to rates or imposition of Tax or otherwise) made after the date of execution of this Agreement.

5.	The Principal Vendor shall not be liable under the Warranties:

5.1

for the amount by which any claim is increased as a result of any voluntary act of the Purchaser or the Purchaser’s Group outside the ordinary course of business taken by the Purchaser or the relevant member of the Purchaser’s Group in the knowledge that such act would increase the amount of such claims, except to the extent that any such act is required by the terms of this Agreement or was required by applicable law or regulation;

5.2

if and to the extent that such claim would not have arisen but for or is increased by a change of accounting policy, bases or practice of the Target Business after Completion (other than ones effected in order to comply with accounting standards applicable at Completion);

5.3

to the extent that the claim relates to any Losses covered under a policy of insurance in force for the benefit of the Purchaser or the Purchaser’s Group and the Losses suffered forming the basis of the claim under the relevant insurance policy are recovered by the Purchaser’s Group provided that the Purchaser shall use its reasonable endeavours to recover such Losses under the relevant insurance policy in priority to pursuing the claim against the Principal Vendor;

5.4

to the extent that the claim arises or is increased as a consequence of the failure of the Purchaser to comply with or to procure the compliance of any Local Purchaser with the obligations set out in Clause 9 of this Agreement; or

5.5	to the extent the matter giving rise to the claim for breach of Warranty was taken into account in the Completion Working Capital Statement.

6.

The Principal Vendor shall not be liable under the Warranties to the extent the circumstances giving rise to or representing the breach of Warranty were fairly disclosed in or by the Disclosure Letter or the documents attached to or incorporated by reference in the Disclosure Letter.

7.

If in respect of any claim under the Warranties the Losses of the Purchaser or the Purchaser’s Group are contingent only, the Principal Vendor shall not be under any obligation to make any payment to the Purchaser until such time as the contingent Losses cease to be contingent and become actual provided always that this paragraph is without prejudice to the ability of the Purchaser to notify the claim.

8.

For the avoidance of doubt the amount of any claim for breach of the Warranties shall take into account the amount of any relief from or saving of Taxation and any other corresponding saving or net benefit enjoyed by the Purchaser or the Purchaser’s Group in respect only of the Loss occasioned by such breach.

9.

The Purchaser and the Local Purchasers taken together shall not be entitled to recover from the Principal Vendor (or any other Vendor) under this Agreement or the documents to be entered into pursuant to this Agreement more than once in respect of the same Losses, and accordingly the Principal Vendor and any other Vendor shall not be liable under any one such document if and to the extent that the Losses are or have been recovered under another such document.

10.

Subject to Clause 9.1, the Purchaser shall if it becomes aware of any matter which may give rise to a claim against the Principal Vendor for breach of Warranty, take reasonable steps to provide to the Principal Vendor (subject to the Principal Vendor entering into such undertakings relating to confidentiality as the Purchaser may require) all such information as may be in its possession or under its control which is relevant to the determination of the Principal Vendor’s liability for such matter.

11.

If the Purchaser has alleged that a breach of any of the Warranties has occurred then to the extent that such breach or the effects of such breach are, in the reasonable opinion of the Purchaser, capable of being remedied, the Principal Vendor shall be afforded an opportunity to effect such remedy within 30 days of its receipt of written notice from the Purchaser of such alleged breach but without prejudice to any claim for Losses which, notwithstanding such remediation, the Purchaser may have suffered.

12.

Notwithstanding any other provision of this Agreement, the Purchaser acknowledges that neither the Principal Vendor nor any other member of the Vendors’ Group nor any of their directors, employees, representatives, agents or advisers have given (nor shall they be liable in respect of) any Warranty, assurance, representation, undertaking or covenant relating to:

12.1	any budget or forecast of the financial or trading position of the Target Business after the date of this Agreement; or

12.2	matters relating to the Environment and compliance with Environmental Laws and Environmental Permits except as set out in paragraph 6.4 of Schedule 4);

12.3	Employee Benefit Arrangements, except as set out in paragraph 9.5 of Schedule 4; and

12.4	Intellectual Property, except as set out in paragraph 13 of Schedule 4.

13.	Nothing in this Schedule shall limit the liability of any Vendor for fraud on the part of such Vendor.

14.	Other than in respect of the cap on liability in paragraph 2, nothing in this Schedule shall limit the liability of the Principal Vendor under the indemnity in Clause 2.3.1 or 2.3.2.

SCHEDULE 6 — EMPLOYMENT MATTERS

Part 1 — US Employees

1.1.

Prior to Completion, and at a time chosen in consultation with the US Vendor, the Purchaser or the US Local Purchaser shall offer employment to each US Employee to commence on the date of Completion. Each US Employee who becomes employed by the Purchaser or the US Local Purchaser pursuant to this Section shall be referred to herein as a “Transferred Employee”. Notwithstanding the foregoing, no offer of employment shall be deemed to constitute any guarantee of employment for any specific period of time.

1.2.	All offers of employment made pursuant to paragraph 1.1 shall be made in accordance with all applicable laws and regulations.

1.3.

For a period of twelve (12) months following the date of Completion, the Purchaser or, as relevant, the US Local Purchaser shall provide each Transferred Employee with a total compensation and benefits package, including, without limitation, base pay, overtime, retirement plans, bonuses, and benefits contained in employee benefit plans, programs, and fringe benefit arrangements (including severance benefits and vacation entitlement), which is in the aggregate no less favourable to the Transferred Employee’s total compensation and benefits package in effect immediately prior to the Completion Date.

1.4.

As of the date of Completion, all Transferred Employees shall cease to participate in the employee benefit plans and programs maintained or sponsored by the Vendors’ Group (“Avecia Benefit Plans”). Transferred Employees shall be given credit for all service with the Vendors’ Group (including service with previous employers which is credited by the Vendors’ Group) under all employee benefit plans, programs, and fringe benefit plans, programs, and fringe benefit arrangements or policies of the Purchaser and, as relevant, the US Local Purchaser (“Purchaser Benefit Plans”) in which the Transferred Employees become participants, to the extent such service was recognized for comparable purposes under the corresponding plan of the Vendors’ Group. The service credit given shall be for all purposes, including but not limited to, eligibility, vesting, service related level of benefits, early retirement benefits and benefit accruals except to the extent that such service credit results in any duplication of benefits. All Transferred Employees shall be treated by the Purchaser or, as relevant, the US Local Purchaser for all purposes as having been fully vested in any of the Avecia Benefit Plans under which they are (or would be) entitled to benefits.

1.5.

The Purchaser and the US Local Purchaser shall indemnify and keep indemnified the Vendors’ Group against all liabilities under the severance plan of the US Vendor arising out of or in respect of (i) any failure by Purchaser or Local Purchaser to offer employment to each US Employee to commence on the date of Completion; or (ii) any decision by a US Employee not to accept an offer of employment that fails to provide compensation and benefits in accordance with paragraphs 1.3 and 1.4 of this Part 1 of Schedule 6, or would require such US Employee to change his principal place of work to a location at least fifty (50) miles further from his principal residence on the date 90 days prior to the date of Completion than was his principal place of work on date 90 days prior to the date of Completion. At the request of the Vendors’ Group, the Purchaser or, as relevant, the US Local Purchaser shall promptly provide Vendors’ Group such evidence as the Vendors’ Group shall reasonably request demonstrating that the Purchaser has satisfied the requirements of Section 1, Part 1 of this Schedule 6.

2.

The Principal Vendor shall indemnify and keep indemnified the Purchaser or, if relevant, the US Local Purchaser against all Employment Liabilities arising out of or in connection with the employment by the Vendors’ Group in the United States of America of any person other than the US Employees provided however that this indemnity shall not apply in respect of any such employee if any member of the Purchaser’s Group has accepted services from such employee for a period of three months or more from the Completion Date.

3.

The Purchaser or the US Local Purchaser shall assume and discharge (and indemnify the US Vendor in respect of) all obligations of Vendors’ Group to US Employees that have accrued whether or not yet payable in respect of periods prior to the Completion Date (including, but not limited to, accrued bonus and accrued holiday entitlement or remuneration).

4.

If any Transferred Employee terminates service with the Purchaser without having taken all of his accrued and unused vacation (as provided under the US Vendor’s vacation policy as at the Completion Date), the Purchaser shall make a cash payment to such employee for the value of any such remaining accrued and unused vacation no later than 30 days, or sooner if otherwise required by law, after such Transferred Employee’s termination date. Nothing herein shall preclude the Purchaser from providing vacation benefits to Transferred Employees that are greater than their entitlement under the US Vendor’s vacation policy.

5.

The Purchaser for itself and on behalf of each Local Purchaser agrees and acknowledges that the transfer of the Business Assets to the Purchaser or Local Purchaser contemplated by this Agreement constitutes the sale of one or more businesses within the meaning of the Worker Adjustment Retraining and Notification Act, 29 U.S.C. § 2101 et seq. (“WARN”) (irrespective of whether WARN in fact imposes any obligation on the Vendors’ Group, the Purchaser or the Local Purchasers). Notwithstanding anything contained in this Agreement, the Purchaser or, as relevant, any Local Purchaser agrees and acknowledges that for purposes of WARN, it will be responsible for all applicable notices and liabilities under WARN resulting from any termination of employment which occurs on or after the date of Completion.

Part 2 — UK Employees

1.

The Purchaser and the UK Vendor accept and agree that, by virtue of Completion, TUPE shall operate to transfer the contracts of employment of each UK Employee to the Purchaser or the UK Local Purchaser (save insofar as such contracts or any part thereof relates to any occupational pension scheme) and accordingly the Purchaser or the UK Local Purchaser shall employ each such UK Employee with effect from the Completion Date (which shall be the time of transfer under TUPE) and the Purchaser or the UK Local Purchaser shall treat each such UK Employee’s continuous period of service with the Vendors’ Group as continuous with it. Notwithstanding the foregoing, no offer of employment shall be deemed to constitute any guarantee of employment for any specific period of time.

2.

The Purchaser or the UK Local Purchaser shall discharge (and indemnify the UK Vendor in respect of) all obligations of the UK Vendor (and each other member of the Vendors’ Group) to the UK Employees that have accrued whether or not yet payable in respect of periods prior to and including the Completion Date (including, but not limited to, accrued bonus and accrued holiday entitlement or remuneration).

3.

The Purchaser shall or shall procure that the UK Local Purchaser will perform and discharge all obligations in respect of each UK Employee for its own account due to be performed or discharged from the Completion Date (which shall for the avoidance of doubt include payment of wages, salary, bonus, commission, pension contributions, social security contributions and all PAYE, tax deductions and national insurance contributions).

4.

The Purchaser or the UK Local Purchaser shall be responsible for and shall indemnify and keep indemnified the UK Vendor and each other member of the Vendors’ Group from and against all and any Employment Liabilities arising out of or in connection with:

4.1.	any change in the working conditions of any UK Employee occurring after the Completion Date;

4.2.	the change of employer occurring by virtue of TUPE and/or this Agreement;

4.3.

the employment by the Purchaser or any other member of the Purchaser’s Group after the Completion Date of any of the UK Employees other than on terms (including terms relating to any occupational pension scheme) substantially the same as those enjoyed immediately prior to the Completion Date or the termination of the employment of any of them after the Completion Date;

4.4.

any act or omission of the Purchaser (or the Purchaser’s Group) in relation to any UK Employee whether brought by a UK Employee or any trade union or other employee representative, except that in relation to the provision of pension benefits from the Completion Date such indemnity shall be limited to any failure by the UK

Local Purchaser to comply with the pensions aspects of TUPE and related legislation.

5.

The Principal Vendor shall indemnify the Purchaser or, if relevant, the UK Local Purchaser against all Employment Liabilities arising out of or in connection with the employment in the United Kingdom by a member of the Vendors’ Group prior to Completion of any person other than the UK Employees provided however that this indemnity shall not apply in respect of any such employee if any member of the Purchaser’s Group has accepted services from such employee for a period of three months or more from the Completion Date.

6.	If TUPE does not or is found not to apply to any person who is a UK Employee, the Purchaser agrees that following Completion:

6.1.

in consultation with the Principal Vendor, the Purchaser or the UK Local Purchaser shall within seven days of being so requested by the Principal Vendor or if the Purchaser so chooses, make to each such UK Employee an offer in writing to employ him or her under a new contract of employment to take effect upon the termination referred to below; and

6.2.

the offer to be made will be such that (i) the provisions of the new contract shall, as to the capacity and place in which the person will be employed and as to the other terms and conditions of his or her employment at least as good as the corresponding provisions of his or her contract of employment as existing immediately prior to Completion, save as to the identity of the employer, and (ii) it provides that his or her period of continuous service with the Vendors’ Group shall be counted as continuous service with the Purchaser or the UK Local Purchaser.

Upon that offer being made (or at any time after the expiry of the seven days if the offer is not made as requested), the UK Vendor shall terminate (or procure the termination of) the employment of each UK Employee concerned and the Purchaser shall be responsible for and shall fully indemnify and keep indemnified the UK Vendor and each other member of the Vendors’ Group from and against all and any Employment Costs and Employment Liabilities arising in respect of any such UK Employee rendering a service to a member of the Purchaser’s Group from Completion until such termination and against all and any Employment Costs and Employment Liabilities arising from such termination (including but not limited to any redundancy pay, and any compensation or damages for unfair or wrongful dismissal or breach of contract) provided such indemnity shall expressly exclude liability for acts or omissions committed by the Principal Vendor or any of the Business Vendors prior to Completion.

7.

The Purchaser hereby undertakes to the Principal Vendor (for itself and as trustee for each member of the Vendors’ Group) that the terms and conditions of employment and other benefits enjoyed by the UK Employees in the period of twelve months from Completion will be at least as good as those enjoyed by them prior to the Completion Date.

8.

The Principal Vendor and/or the UK Vendor and the Purchaser and/or the UK Local Purchaser shall inform and consult with recognised trade unions or any elected representatives, as appropriate, to the extent required by TUPE and the Purchaser shall be responsible for and shall indemnify and keep indemnified each member of the Vendors’ Group and the Principal Vendor shall indemnify each member of the Purchaser’s Group against any liabilities, claims, costs and expenses they may incur as a result of that other party’s failure to adhere to such requirements.

9.	The Purchaser shall procure that the UK Employees are provided with defined contribution pension benefits in respect of their service with the Purchaser’s Group under which:

9.1.

in respect of those UK Employees who currently accrue pension benefits on a defined contribution basis, employer contributions are made of a percentage of pensionable income per annum which is not less than 7%; and

9.2.

in respect of those UK Employees who currently accrue pension benefits on a defined benefit basis, employer contributions of not less than 26.5% of pensionable income per annum are made (on average in respect of all such pensionable incomes).

SCHEDULE 7 — COMPLETION

1.

At Completion, the Principal Vendor shall or shall procure that the relevant Vendor shall deliver or make available to the Purchaser or a Local Purchaser the following insofar as they relate to the Target Business:

1.1	those Business Assets held by a Business Vendor which are capable of transfer by delivery (such delivery to take place where such Business Assets are actually located);

1.2	the Ancillary Agreements duly executed by the relevant members of Vendors’ Group;

1.3	any novation agreements in respect of any Contract that has been novated to the Purchaser.

2.	At Completion, the Purchaser shall (for itself and on behalf of the Local Purchasers as appropriate):

2.1.

pay to the Principal Vendor (for itself and on behalf of the other Vendors as appropriate) by electronic transfer of cleared funds for same day value to the Principal Vendor’s Bank Account the sum of US$10 million on account of the Initial Consideration; and

2.2.	deliver to the Principal Vendor the Letter of Credit executed by Silicon Valley Bank.

3.

At Completion, the Purchaser shall or shall procure that the relevant Local Purchaser shall deliver or make available to the Principal Vendor the Ancillary Agreements duly executed by the Purchaser or the relevant Local Purchaser.

SCHEDULE 8 — PROPERTY TRANSFER PROVISIONS

1.	Definitions

The following definitions shall apply in this part 1 of this Schedule 8:

“Consent” means the consent of the Landlord authorising an assignment of the residue of the term of the Lease to the UK Local Purchaser, such consent being evidenced in a written, formal licence to assign and dated, signed or executed by or on behalf of the Landlord.

“Landlord” means in respect of the Property, the person or persons from time to time entitled to the reversion (whether immediate or not) expectant upon the termination of the Lease;

“Lease Assignment Date” means the date which is five Business Days after the Consent has been obtained in accordance with paragraph 8;

“Lease Rent” means the current annual rent payable under the Lease and any VAT properly payable in respect of it;

“Lease Rent Payment Day” means a day under the Lease for payment of the Lease Rent or an instalment of the Lease Rent;

“Licence” means the licence granted by paragraph 11 of this Schedule;

“Licence Period” means the period starting on Completion and ending on the earliest of the following dates:

(i) the date on which the term of the Lease ends by whatever means; and

(ii) the date on which the assignment of the Lease is completed under this Agreement; but subject to the proviso for early determination detailed in clause 11 of this Schedule;

“Part 1 Conditions” means the conditions in Part 1 of the Standard Commercial Property Conditions (Second Edition) and Condition means any one of them;

“Part 2 Conditions” means the conditions in Part 2 of the Standard Commercial Property Conditions (Second Edition);

“Statement” means any written or oral warranty, declaration, confirmation, statement or representation; and

“Tenant” means Avecia Limited.

2.	ASSIGNMENT

In consideration of the UK Local Purchaser’s obligations under this Agreement, the Principal Vendor will on the Lease Assignment Date procure that the Tenant assigns to the UK Local Purchaser (and the UK Local Purchaser will take from the Tenant an assignment of) the residue of the term of years granted by the Lease on the terms of this Schedule. No purchase price or deposit shall be payable.

3.	CONDITIONS

3.1.	The Part 1 Conditions are incorporated in this Schedule so far as they:

3.1.1.	apply to a sale by private treaty;

3.1.2.	relate to leasehold property;

3.1.3.	are not inconsistent with the other clauses in this Schedule; and

3.1.4.	have not been modified or excluded by any of the other paragraphs in this Schedule.

3.2.	The Part 2 Conditions are not incorporated into this Agreement.

3.3.	Conditions 1.1.4(a), 1.4, 6.1, 9.3, and 10.3 does not apply to this Agreement.

3.4.	In Condition 9.1.1 the words “or in the negotiations leading to it” shall be deleted.

3.5.	The following shall be added as a new Condition 9.3:

“If either party defaults ion performing its obligations under the contract created by this Schedule and completion is delayed, the party in default shall pay the costs of the solicitors of the party not in default including disbursements and VAT (on a full indemnity basis) in respect of the preparation and service of any notice to complete and any other work done or time spent arising from the delay in completion.”

4.	RISK AND INSURANCE

4.1.	Condition 7 does not apply to this Agreement.

5.	VACANT POSSESSION

The Property will be sold with vacant possession on completion.

6.	TITLE GUARANTEE

6.1.

The Principal Vendor will procure that the Lease is assigned to the UK Local Purchaser with full title guarantee but the operation of subsection 3(1) of the Law of Property (Miscellaneous Provisions) Act 1994 shall not extend as mentioned in subsection 3(2).

6.2.	Condition 6.6.2 does not apply to this Agreement.

7.	MATTERS AFFECTING THE PROPERTY

7.1.

The Vendors will procure that the residue of the term of years granted by the Lease is assigned to the UK Local Purchaser free from Encumbrances other than contained mentioned or referred to in the Lease.

7.2.

The Lease is assigned subject to and with the benefit of the covenants on the part of the Tenant and the conditions, exceptions, reservations, rights and other matters contained, mentioned or referred to in the Lease.

7.3.	The Lease is assigned subject to the following:

7.3.1.	all matters in registers open to public inspection (including the Register of Local Land Charges);

7.3.2.	any notice, order, proposal or requirement of any local or other duly constituted authority whether made before or after the date of this Agreement;

7.3.3.

all easements, profits, quasi-easements, liabilities, public or private rights, exceptions, reservations, restrictions, indemnities, covenants, conditions and agreements affecting the Property and any liability attaching to the Property or its owner or occupier to carry out work to or to contribute to the cost of any works on any roads, driveways, passageways, sewers, drains, fences or other items of any type at all used or enjoyed by the Property;

7.3.4.

any unregistered interests which fall within any of the paragraphs of Schedule 1 of the Land Registration Act 2002 and any interests which fall within section 11(4)(c) of the Land Registration Act 2002; and

7.3.5.	such unregistered interests as may affect the Property to the extent and for so long as they are preserved by the transitional provisions of Schedule 12 of the Land Registration Act 2002.

7.4.

Title to the leasehold interest in the Property having been deduced to the UK Local Purchaser before the date of this Agreement, it shall not be entitled to raise any enquiry, objection or requisition about any of them or any matter arising out of them or in respect of any matter referred to in this paragraph 7.

8.	CONSENT

8.1.

Each of the parties shall use all reasonable endeavours (including, in relation to the UK Local Purchaser, satisfying any reasonable requirement of the Landlord in respect of the grant of the Consent including (but not limited to) the provision of all references and information and providing parent company guarantees in respect of the UK Local Purchaser (if so requested) and shall execute or procure the execution of such documentation as the Landlord requires within 7 Business Days of receipt of engrossments of the same) to procure that the Consent is obtained, the Consent being evidenced in a written, formal licence to assign and dated, signed or executed by or on behalf of each of the parties to it.

8.2.	Subject to the UK Local Purchaser complying with all its obligations under this paragraph, the Vendors will procure that the Tenant apply for and use all reasonable endeavours to obtain the Consent.

9.	ASSIGNMENT

9.1.	The assignment to the UK Local Purchaser will be in form of the draft in the Agreed Form AF12.

10.	APPORTIONMENT OF MONIES PAYABLE UNDER THE LEASE

10.1.	All sums payable by the lessee pursuant to the terms of the Lease shall be apportioned as a Creditor or Debtor in the determination of Completion Working Capital.

10.2.	Condition 8.3 does not apply to this Agreement.

11.	TRUST ARRANGEMENT

11.1.	During the Licence Period the Principal Vendor shall procure that the Tenant holds the Lease on trust for the UK Local Purchaser on the terms of this paragraph 11.

11.2.

Regardless of the terms of the Lease the Tenant will allow the UK Local Purchaser to share non-exclusive occupation of the Property in conjunction with the Tenant during the Licence Period on the terms set out in this paragraph 11 which shall apply throughout the Licence Period.

11.3.

The Vendors shall procure that during the Licence Period the Tenant shall (as trustee for the UK Local Purchaser) at the expense of the UK Local Purchaser promptly respond to and action any lawful and reasonable request or direction made in writing by the UK Local Purchaser in respect of any matter pertaining to the subject matter of the Lease.

11.4.	The Licence is granted:

11.4.1.	subject to all of the matters subject to which the Property is sold under this Schedule;

11.4.2.	out of whatever right, title and interest (if any) that the Tenant has in the Property;

11.4.3.	without title guarantee or other covenants for title;

11.4.4.	without making any Statement that the Tenant is entitled to grant it; and

11.4.5.	entirely at the risk of the UK Local Purchaser.

11.5.

The UK Local Purchaser will be responsible for, and shall pay to the Tenant as licence fee, an amount equal to all sums paid or payable by the Tenant in respect of the following items which are referable to the Licence Period:

11.5.1.	gas, water, electricity, effluent and telephone charges relating to the Property;

11.5.2.	rent, service charges, insurance rent and all other sums due under the terms of the Lease; and

11.5.3.

rates, taxes, assessments, duties, charges, impositions and other outgoings of any type charges, assessed or imposed on or in respect of the Property or its owner or occupier all such payments to be made within 7 days of demand even if that demand is made in advance of such sum becoming due and payable by the Tenant.

11.6.

The Vendors shall procure that upon receipt by the Tenant of any sums paid by the UK Local Purchaser in accordance with paragraph 11.5 the Tenant shall promptly pay forth all such monies to the Landlord (or relevant payee) and, subject to the UK Local Purchaser complying with paragraph 11.5, in any event within such time so as not to act in breach of any of the terms of the Lease.

11.7.	Without prejudice to the UK Local Purchaser’s other obligations under the Licence and this Schedule, it shall pay to the Tenant on date of this Agreement:

11.7.1.	the rent and other monies referred to in paragraph 11.5.2;

11.7.2.	any other outgoings required by the Tenant; apportioned from the date of this Agreement up to the next day on which they are due.

11.8.

In respect of monies due under paragraphs 11.5 and 11.7 which are referable to a period both within and outside the Licence Period, those sums shall be deemed to have accrued on an equal daily basis throughout the period to which they relate and any apportionment shall be made accordingly.

11.9.	The UK Local Purchaser shall comply with all the Tenant’s obligations under the Lease as if the UK Local Purchaser were the lawful lessee of the Lease.

11.10.	The UK Local Purchaser shall:

11.10.1.	not interfere with or prevent the exercise of any rights excepted, reserved or granted to the Landlord or any superior landlord or third party in the Lease;

11.10.2.	comply with all obligations affecting any title superior to the Lease.

11.11.

The UK Local Purchaser shall indemnify and keep indemnified the Tenant and against all costs, claims, charges, damages and expenses incurred or suffered wholly or in part directly or indirectly as a result of (i) any failure to comply with its obligations under the Licence or arising directly or indirectly out of its occupation of the Property, (ii) any action taken by the Tenant pursuant to paragraph 11.3 of this Schedule or (iii) any termination of the Licence under paragraph 11.14 and any consequent termination by the Tenant of the Lease .

11.12.	The UK Local Purchaser agrees with the Vendors that:

11.12.1.	the UK Local Purchaser’s occupation of the Property shall be as licensee of the Tenant and the UK Local Purchaser shall not interfere with the right of the Tenant to possession of the Property,

11.12.2.

the UK Local Purchaser recognises that if any person other than a person actually authorised by the Tenant prevents the UK Local Purchaser having or remaining in occupation of the Property then the UK Local Purchaser will have no claim against the Vendors or the Tenant.

11.13.	This Licence will, at the election of the Tenant, determine on notice from the Tenant if:

11.13.1.	it receives any notice or objection to the Purchaser’s occupation of the Property from the Landlord or any other competent person;

11.13.2.	the Landlord or any other competent person serves a notice under section 146 of the Law of Property Act 1925; or

11.13.3.	the Landlord or any other competent person forfeits the Lease or re-enters the Property;

11.13.4.	the UK Local Purchaser is in breach of any of the provisions of the Licence.

11.14.	The UK Local Purchaser may determine the Licence at any time upon not less than three months’ written notice to the Tenant.

11.15.	Upon determination of this Licence under paragraph 11.13 or 11.14 the UK Local Purchaser shall promptly vacate the Property.

11.16.	Determination of this Licence pursuant to paragraph 11.13 and 11.14 shall:

11.16.1.	have the effect of making the provisions of this Licence severable from the remainder of this Agreement and this Agreement shall otherwise remain in full force and effect;

11.16.2.	not entitle the UK Local Purchaser to any refund, abatement or reduction of the Purchase Price;

11.16.3.	not prejudice or affect any claim by the Vendors of the Tenant in respect of any prior breach of this Schedule by the UK Local Purchaser.

SCHEDULE 9 — DEFINITIONS AND INTERPRETATION

1.	DEFINITIONS

In this Agreement, the following words and expressions shall bear the meanings given to them below:

“Accounts” means the unaudited income and expenditure statements of the Target Business as at and for the two years ended on the Accounts Date and the statement of assets and liabilities as at the Accounts Date in the Agreed Form AF1A;

“Accounts Date” means 31st December 2007;

“Agreed Form” means a form agreed between or identified by the parties for the purposes of this Agreement and signed or initialled for identification purposes by them or on their behalf;

“Ancillary Agreements” means the agreements in the Agreed Forms AF6A, AF6B, AF6C, AF6D, AF7A, AF7B, AF7C, AF8, AF9A, AF9B and AF9C;

“Associated Company” means a company which is from time to time a subsidiary of the party concerned or which is a holding company of such party or a subsidiary of such holding company;

“Audited Non-Statutory Accounts” means the non-statutory financial statements of the Target Business (including a balance sheet, statement of shareholders’ equity, statement of income and statement of cash flows as at and for the year to 31st December 2006 and a balance sheet, statement of shareholders’ equity, statement of income and statement of cash flows as at and for the year to 31st December 2007 prepared and audited in accordance with international financial reporting standards;

“Avecia Limited” means Avecia Limited, a company incorporated in England and Wales;

“Base Working Capital” means negative US$100,000;

“Billingham Site” means the site of the UK Vendor at Belasis Avenue, Billingham, Stockton on Tees, UK;

“Books and Records” means all of the Business Vendors’ books and records as at the Effective Time (in whatever form) (including details of customers and suppliers and the terms of trading with them and copies or where available originals of the Contracts) to the extent that they relate to the Business Assets and Business Liabilities;

“Business Assets” means:

(i) the Plant and Equipment;

(ii) the Transferring Billingham Assets and the Transferring Milford Assets

(iii) the Stock;

(iv)	the Debtors;

(v)	the Goodwill;

(vi)	the Business IP;

(vii)	the Books and Records;

(viii)	the benefit (subject to the burden) of the Contracts;

(ix)	the Property;

(x)

the benefit (so far as the same can lawfully be assigned or transferred to or held in trust for the Purchaser or a Local Purchaser) of the Claims (including to the extent assignable the right to receive the proceeds of any claim under any insurance policy of any Vendor in respect of any Business Liability actually discharged by the Purchaser or a Local Purchaser); and

(xi)

any other assets, property and rights owned by the Business Vendors and used exclusively in connection with the Target Business as at the Effective Time, but, in each case, not including the Excluded Assets;

“Business Day” means a day (other than a Saturday, Sunday or public holiday) on which banks are open for normal business both in London and New York City;

“Business IP” or “Business Intellectual Property” means:

(i)

the Intellectual Property owned by the Business Vendors which at Completion is used or enjoyed exclusively in the Target Business including the registered (and applications for registration of) Intellectual Property set out in the list in the Agreed Form AF3; and

(ii)	the Manufacturing IP;

“Business Liabilities” means:

(i)	the Creditors;

(ii)

all other Liabilities of the Business Vendors incurred in carrying on the Target Business (including any such Liabilities assumed from Avecia Limited and/or Avecia Inc as the Business Vendors’ predecessors in title) and existing, outstanding or in force at the Effective Time or arising, accruing or assessed after Completion in consequence of any transaction or event incurred or entered into or occurring in carrying on the Target Business prior thereto, save any Liabilities arising out of fraud or wilful default or bad faith on the part of any Business Vendor; and

(iii)	any other Liabilities included in the Completion Working Capital Statement; but, in each case, excluding the Excluded Liabilities;

“Business Vendors” means the UK Vendor and the US Vendor;

“Cash” means cash in hand or credited to an account with a financial institution;

“Challenge Grant” means the NIH challenge grant number IUC1AI067223-01 (8/1/05-4/30/08) and supplemental grant 3UC1AI067223-01S1 (8/1/07-4/30/09);

“Claimant” bears the meaning given in Clause 9.1;

“Claims” means all rights and claims of the Business Vendors arising at any time (whether before or after Completion) out of or in connection with the Target Business (whether arising under any warranties, conditions, guarantees, indemnities, contracts, agreements (in each case whether express or implied) or otherwise howsoever) in so far as they relate to any of the Business Assets or any Business Liability but excluding rights and claims under (i) any insurance policy (save to the extent expressly included in the definition of Business Assets) or (ii) the agreements by which the Principal Vendor and certain of its Associated Companies contracted to acquire the Zeneca Specialties business from Zeneca Limited and others in 1999;

“Code” means the US Internal Revenue Code of 1986, as amended;

“Completion” means the completion of the transfer of the Target Business and the Business Assets pursuant to this Agreement and the US Local Agreement;

“Completion Date” means the date on which Completion occurs;

“Completion Working Capital” means the amount of consolidated net working capital of the Target Business in US Dollars as at the Effective Time as set out in the Completion Working Capital Statement;

“Completion Working Capital Determination Date” means the date on which the process described in Part 2 of Schedule 2 for the agreement or determination of the Completion Working Capital Statement is completed;

“Completion Working Capital Statement” means the statement of the consolidated net working capital of the Target Business in US Dollars as at the Effective Time as agreed (or deemed to be agreed) or as finally determined in accordance with the relevant provisions of Schedule 2 and in the form set out in Part 3 of Schedule 2;

“Conditions Precedent” means the conditions to Completion set out in Clause 4.1;

“Confidentiality Agreement” means the confidentiality agreement dated 17th May 2007 between the UK Vendor and the Purchaser;

“Contracts” means any contract agreement or other legally binding arrangement, whether oral or written entered into by any of the Business Vendors and subsisting at Completion (including, without limitation, contracts with customers or suppliers of goods or services and operating or finance leases or licences and licences and agreements relating to Intellectual Property) to the extent it relates to the Target Business, including for the avoidance of doubt the Lease, (provided that (i) any such contract or agreement shall not be a “Contract” to the extent it relates to an Excluded Asset or an Excluded Liability; and (ii) where a Contract is of a type dealt with more specifically in this Agreement (such as employment agreements) and those other provisions are inconsistent with the provisions relating to Contracts generally, such more specific provisions shall prevail);

“Conversion Rate” means the average of the spot selling and buying rates for a transaction between the two currencies in question as reported on the Financial Times market data website  on the Business Day prior to the Relevant Conversion Date (as defined in paragraph 3 of this Schedule) or, if no such rate is reported on that date, on the preceding date on which such rates are quoted;

“CP Satisfaction Date” means the date on which the Conditions Precedent are all satisfied or waived;

“Creditor Analysis” means the analysis of trade creditors in respect of the supply of goods and services to the Target Business as at 29 February 2008 in the Agreed Form AF1B;

“Creditors” means all amounts owed by a Business Vendor as at the Effective Time to the extent they arose in connection with the Target Business (whether or not due and payable) and including without limitation amounts owed to trade creditors for the supply of goods or services but excluding Indebtedness;

“Data Room” means the documents listed in the list in the Agreed Form AF13;

“Debtors’“ means the book and other debts receivable by or owing to the Business Vendors to the extent that they arose in connection with the Target Business (and whether or not yet due or payable) as at the Effective Time but excluding:

(i)	debts owing by any employee who is not an Employee;

(ii)	debts due from any Taxation Authority; and

(iii)	Cash;

“Deferred Consideration” means the sum of US$10 million (exclusive of VAT) payable in accordance with Clause 5.7;

“Disclosure Letter” means the letter of even date with this Agreement from the Principal Vendor to the Purchaser  (together with its attachments) disclosing information constituting exceptions to the Warranties on the terms set out therein;

“Drug Substance” means the (i) protective antigen of a recombinant  anthrax vaccine and (ii)  the two antigens known as  F1 and V for a recombinant plague vaccine, as the case may be;

“Dstl” means the Defence Science and Technology Laboratory, an agency of the UK Ministry of Defence;

“Dstl Contracts” means:

(i)	contract in respect of Validation of UK Plague (Recombinant) Vaccine (rYP) Drug Substance numbered RD032-16784; and

(ii)	contract in respect of Extension of a Phase 1b clinical trial to assess the immunological response to plague vaccine numbered RD032-21034;

“Effective Time” means 23:59 hours on the Completion Date;

“Employee Benefit Arrangements” means the schemes or arrangements operated or maintained by the Business Vendors or in which the Business Vendors participate or contribute in respect of Employees (other than state or statutory social security, unemployment, insurance, workers compensation or pension arrangements) and providing for benefits payable during employment or on retirement, death or disability and voluntary withdrawal from or involuntary termination of employment, including life assurance, accidental death and dismemberment schemes, medical benefit arrangements (including retiree medical benefits) and termination indemnity payments, profit sharing, incentive arrangements, life, accident and health insurances, hospitalisation, savings, holiday, holiday bonus, vacation, severance pay, sick pay, sick leave, tuition refund, service awards, company car, scholarship, relocation or any other employee or executive benefits;

“Employee List” means the list in the Agreed Form AF2;

“Employees” means the US Employees and the UK Employees;

“Employment Costs” means, in respect of any Employee, a sum equivalent to the aggregate of (i) the amount payable or paid to or in respect of the employment of the relevant Employee (including, but not limited to, salary, wages, tax and social security contributions, employer’s pension contributions, bonus, insurance premia, payments or allowances or any other consideration for employment) and (ii) the cost of providing any non-cash benefits, which the employer is required to provide, by law or contract or customarily provides in connection with such employment;

“Employment Liabilities” means any and all Liabilities arising out of or connected with employment or the employment relationship, or termination of employment, or of the employment relationship;

“Encumbrance” means any charge, mortgage, pledge, security, lien, option, equity, power of sale, hypothecation or other similar third party right;

“Environment” means the natural and man-made environment and all or any of the following media namely air, water and land, including air within buildings and air within other natural or man-made structures above or below ground and any living organisms or ecological systems supported by any one or more of such media;

“Environmental Laws” means all laws, regulations, directives, statutes, subordinate legislation, rules of common law and generally all international, EU, national and local laws and all judgements, orders, decisions applying as at the date of this Agreement in respect of the prevention of contamination of the Environment;

“Environmental Permits” means any permits or licences required by Environmental Law for the operation of the Target Business as carried out at the date of this Agreement;

“Environmental Warranties” means the Warranties set out in paragraph 6.4 of Schedule 4;

“Excluded Assets” means:

(i)	any Cash of the Business Vendors;

(ii)

the benefit of or sums owed under any insurance policy relating to the Target Business or otherwise received by or on behalf of the Vendors’ Group (save to the extent expressly included in the definition of Business Assets);

(iii)	any rights in or to the Excluded Name;

(iv)

any right to receive a repayment of Taxation relating to the Target Business and (to the extent possible to exclude from the sale and purchase under this Agreement) any other Taxation benefit or advantage of the Business Vendors (including losses, reliefs, deductions or credits available in computing liability for Taxation) attributable to the period ending prior to Completion;

(v)

the benefit of any amount owed at the Effective Time to the Business Vendors by another member of the Vendors’ Group other than ordinary course trading balances included in calculating the Completion Working Capital; and

(vi)	any other asset of the Business Vendors which is not exclusively used in the conduct of the Target Business;

“Excluded Liabilities” means any Liabilities of the Business Vendors or relating to the Target Business or the Business Assets to the extent they represent:

(i)	Indebtedness or any security, guarantee or indemnity in respect of Indebtedness;

(ii)	Taxation (other than Taxation relating to Employees);

(iii)	any sum owed at Completion by the Business Vendors to another member of the Vendors’ Group other than ordinary course trading balances included in calculating Completion Working Capital; and

(iv)

any Liability to the extent expressly reserved to a Business Vendor under this Agreement or in respect of which and to the extent that an indemnity or covenant to pay is given by the Principal Vendor under this Agreement;

“Excluded Name” means the name “Avecia” and any other names confusingly similar thereto;

“Goodwill” means the goodwill of the Business Vendors in connection with the Target Business together with the exclusive right (so far as the relevant Business Vendors have the right to grant the same) for the Purchaser or the relevant Local Purchaser to represent itself as carrying on the Target Business in succession to the Business Vendors and includes the goodwill associated with the trade marks included in the Business IP but excludes all other goodwill associated with the Excluded Name or any trade marks or names not included in the Business IP;

“Government Contracts” means the Dstl Contracts, the NIH Contracts and the Challenge Grant;

“Government Related Subcontract Agreement” means an agreement substantially in the Agreed Form AF11, subject to such changes as the Purchaser, the Principal Vendor and NIH may agree;

“Haverton Hill Site” means the site of the UK Vendor at Haverton Hill, Billingham, Stockton on Tees, UK;

“HMRC” means Her Majesty’s Revenue and Customs;

“Indebtedness” means all monies borrowed or raised from any persons outside the Vendors’ Group (whether under or not under normal commercial lending terms or upon the issue of bills, bonds, notes or loan stock including related interest and penalties);

“Industrial Know-how” means any industrial information and techniques likely to assist in the manufacture or processing of goods or materials;

“Information Technology” means computer hardware, software, networks and/or other information technology whether embedded or otherwise;

“Initial Consideration” means US$10 million (exclusive of VAT);

“Intellectual Property” or “IP” means trade marks and service marks and all goodwill associated with such marks, trade names, business names, logos, get-up, patents, inventions, registered and unregistered design rights, copyrights (including copyrights in computer software), semi-conductor topography rights, rights in goodwill, database rights and all other similar proprietary rights which may subsist in any part of the world (whether or not registered) including Industrial Know-how and Know-how and including, where such rights are obtained or enhanced by registration, any registration of such rights and applications for and renewals and extensions of such rights, rights to apply for such registrations and all similar or equivalent rights or forms of protection;

“Intellectual Property Assignments” means the assignments to be entered into in the Agreed Form AF9;

“Interest Rate” means LIBOR plus 2%, accruing daily and compounding on the last Business Day of each calendar quarter;

“Know-how” means confidential industrial, technical or commercial information and techniques in any form (including paper, electronically stored data, magnetic media, film and microfilm) including (without limiting the foregoing) drawings, laboratory notebooks, formulae, test results, reports, research reports, project reports and testing procedures, shop practices, instruction and training manuals, tables of operating conditions, market forecasts, marketing methods and procedures, show-how and advertising copy;

“Lease” means the lease dated 19 October 2005 originally entered into between (1) Johnson Matthey PLC and (2) Avecia Limited in respect of the Property;

“Letter of Credit” means a letter of credit drawn in favour of the Principal Vendor in respect of the payment of the Deferred Consideration in the Agreed Form AF10

“Liabilities” means all liabilities, duties and obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed  or incurred severally or jointly or as principal or surety;

“LIBOR” means in respect of pounds sterling or euros or US dollars, the London inter-bank offered rate for 3 month deposits of the relevant currency quoted by the Financial Times in London on the first Business Day of each calendar quarter (or if no such rate is quoted on that day, on the first preceding day on which such a rate was quoted);

“Long Stop Date” means 2 April 2008;

“Losses” means all losses (including, where they are direct and foreseeable, losses of profit), Liabilities, costs (including without limitation reasonable legal costs), charges and expenses;

“Manufacturing IP” means polynucleotides and expression vectors and all Intellectual Property including but not limited to know-how, information, data, standard operating procedures to operate production equipment, protocols and procedures which are owned by the Business Vendors and are directed exclusively to Drug Substance and/or Vaccine and/or use thereof and/or are used exclusively in the manufacturing of Drug Substance;  a combination of information and/or know-how, and/or data and/or procedures that is “directed exclusively” or “used exclusively” with respect to the foregoing shall be included in Manufacturing IP provided and to the extent that the combination is used in conjunction with a cell bank and/or polynucleotide and/or expression vector that is directed exclusively to Vaccine and/or Drug Substance or use thereof and/or that is used exclusively in the manufacturing of Drug Substance, even if one or more components of such combination is not “directed exclusively” and/or “used exclusively” with respect to the foregoing and such one or more components is not Manufacturing IP; and books and records that include the foregoing, and books and records maintained with respect to the manufacturing of Drug Substance, including but not limited to batch manufacturing records, master batch records and specifications for the Drug Substance, in each case except to the extent the UK Vendor is required to retain ownership of such books and records for regulatory purposes;

“Manufacturing IP Consideration” means any sums that may become payable to the Principal Vendor under Clauses 5.10 and 5.11;

“Master Services Agreements” means the agreements in the Agreed Form AF7A and AF7B or, as the context may require, the relevant one of them;

“Material Adverse Change” means any acts, omissions, events, circumstances or changes occurring after the date of this Agreement and resulting in any material adverse effect on the business, financial condition, assets and/or properties, of the Target Business as a whole, provided, however, that such term shall not include any event, circumstance, change or effect arising from or attributable to:

(i)

general economic conditions both domestic and international, or changes affecting the securities or financial markets generally except to the extent that the Target Business is affected disproportionately compared to other similar businesses in the industry;

(ii)	acts (or omissions) carried out (or omitted to be carried out) with the prior written consent of the Purchaser;

(iii)	the transactions contemplated by this Agreement or any actions required to be taken pursuant to or in accordance with this Agreement (including a public announcement of this Agreement); or

(iv)	changes in applicable law or the interpretation thereof in either case occurring after and not announced before the date of this Agreement,

and provided that any events or circumstances the effect of which is to reduce the perceived likelihood of the Milestone Consideration (or any part of it) becoming payable or the amount of such Milestone Consideration shall only be taken into account if they are based on objective and verifiable changes in events or circumstances and not on speculation or subjective assessment ;

“Material Breach of Undertaking” means any breach by the Principal Vendor of its undertaking in Clause 6.2 which, were Completion to occur and on the assumption that the Purchaser was obliged to proceed to Completion, would be reasonably likely to give rise to Losses in excess of US$1 million;

“Material Breach of Warranty” means any breach by the Principal Vendor of the Warranties or the Repeated Warranties which, were Completion to occur and on the assumption that the Purchaser was obliged to proceed to Completion would be reasonably likely to give rise to Losses in excess of US$1 million:

“Material Contracts” bears the meaning given in paragraph 7.2.1 of Schedule 4;

“Milestone Consideration” means such amounts as may become payable to the Principal Vendor under Schedule 3;

“Milford Site” means the site of the US Vendor at Fortune Boulevard, Milford, MA, USA;

“NIAID” means the US National Institute of Allergy and Infectious Diseases;

“NIH” means the National Institutes of Health, being an agency of the US government;

“NIH Contracts” means:

(i)	contract in respect of development of an anthrax vaccine with NIH numbered NO-A1-25492;

(ii)	contract in respect of development of an anthrax vaccine with NIH numbered NO-A1-30052; and

(iii)                               contract in respect of development of a plague vaccine with NIH numbered NO-A1-40034;

“PAYE” means pay as you earn, being the lawful method by which certain Taxes are collected in the United Kingdom;

“Pension Schemes” means:

(i)                                     the Avecia UK Pension Scheme; and

(ii)                                  the defined contribution 401(k) plan operated by the US Vendor;

“Permits” means all certificates, consents, licences, permits, authorisations, orders and approvals issued or granted to a Business Vendor that are necessary for conduct of the Target Business;

“Planning Acts” means the Town and Country Planning Act 1990, the Planning (Listed Buildings and Conservation Areas) Act 1990, the Planning (Hazardous Substances) Act 1990, the Planning (Consequential Provisions) Act 1990 and the Planning Compensation Act 1991 and all other statutes regulating the development, design, use and control of the Property;

“Plant and Equipment” means the fixed and loose plant and machinery, tools, Information Technology, office equipment, furniture, fittings and other personal property owned by the Business Vendors which at Completion is used exclusively in connection with the Target Business including (i) all such items  located at the Haverton Hill Site (including those assets at the Haverton Hill site identified in the document in the Agreed Form AF4C), (ii) the Transferring Billingham Assets and (iii) the Transferring Milford Assets;

“Principal Vendor’s Bank Account” means the bank account of the UK Vendor with JP Morgan Chase, 125 London Wall, London EC3Y 5AJ, SWIFT CHASUS33, IBAN GB87CHAS60924223423211, account number 23423211 or such other account as the Principal Vendor may have notified to the Purchaser at least 5 Business Days in advance of the relevant payment requiring to be made;

“Property” means the leasehold property occupied by the UK Vendor in connection with the Target Business at the Haverton Hill Site pursuant to the Lease;

“Provisional Allocation” means the document bearing that title in the Agreed Form AF5 and identifying the provisional allocation of the Purchase Price as between the Business Vendors and as between the Business Assets sold by each Business Vendor;

“Purchase Price” mean the aggregate consideration payable for the Target Business and the Business Assets under Clause 4;

“Purchaser’s Group” means the Purchaser and any holding company of the Purchaser and any direct or indirect subsidiary of such holding company or the Purchaser from time to time;

“Purchasers’ Solicitors” means McCarter & English of Tour Gateway Center, 100 Mulberry Street, Newark NJ 07102, United States and Hogan & Hartson of Juxon House, 100 St. Paul’s Churchyard, London EC4M 8BU;

“Recipient” bears the meaning given in Clause 9.1;

“Repeated Warranties” means the Warranties set out at the following paragraphs of Schedule 4:

(i)            1 (Authority and Capacity);

(ii)           6.5 (Insolvency);

(iii)          7.1 (Arrangements with Connected Persons);

(iv)          7.3 (Material Contracts);

(v)           11.1 (Title);

(vi)          12.2 (Ownership of Property); and

(vii)         13.1.1 (Ownership of IP);

“Reporting Accountants” means a Chartered Accountant or firm of Chartered Accountants to be agreed by the Principal Vendor and the Purchaser within seven days of a notice by one to the other requiring such agreement or failing such agreement to be nominated on the application of either of them by or on behalf of the President for the time being of the Institute of Chartered Accountants in England and Wales;

“Senior Employee” means an employee of the Vendor’s Group having an annual basic salary in excess of US$150,000;

“Settlement Date” means the date falling five Business Days after the Completion Working Capital Determination Date;

“Spot Rate” means in respect of the conversion of any currency into US dollars, the foreign currency exchange rate as reported on the Financial Times market data website as the spot rate for such currency exchange in respect of the third last Business Day of the calendar month in which the Completion Date falls;

“Stock” means the raw materials, stock-in-trade, work-in-progress, finished goods, suppliers, parts, spare parts and other inventories owned or agreed to be bought by the Business Vendors exclusively in connection with the Target Business as at the close of business on the Effective Time;

“Supply Agreement” means the summary of the key terms for a future supply agreement in the Agreed Form AF7B;

 “Target Business” means the operations and activities of the Business Vendors in  developing, manufacturing by biological processes and selling Vaccine formulations (or components or ingredients thereof) up to and including the Effective Time;

“Taxation” or “Tax” means any form of taxation, levy, impost, duty, charge, contribution or withholding of any kind whether of the United Kingdom or elsewhere including income tax, corporation tax, capital gains tax, inheritance tax, value added tax, sales tax, customs and other import or export duties, excise duties, stamp duty land tax, stamp duty reserve tax, national insurance, social security and similar contributions and all penalties, surcharges, fines and interest relating thereto;

“Tax Authority” means the H.M. Revenue and Customs and any other statutory, governmental, state, provincial or local governmental authority, body, court, tribunal or official whatsoever (whether of the United Kingdom or elsewhere in the world) competent to impose, administer or collect any Taxation or make any decision or ruling on any matter relating to Taxation;

“Tax Warranties” means the Warranties set out in paragraph 10 of Schedule 4;

“Transferring Billingham Assets” means those assets listed in the document in the Agreed Form AF4A;

“Transferring Milford Assets” means those assets listed in the document in the Agreed Form AF4B;

“TUPE” means the Transfer of Undertakings (Protection of Employment) Regulations 2006;

“UK Local Purchaser” means the Local Purchaser in respect of the purchase of the Business Assets (and assumption of the Business Liabilities) and Target Business from the UK Vendor as identified in Schedule 1;

“UK Employees” means all the persons employed by the UK Vendor wholly or mainly in connection with the Target Business as at Completion (being as at the date of this Agreement those identified as such in the Employee List);

“UK Vendor” means Avecia Biologics Limited, one of the Business Vendors;

“US Employees” means all the persons employed by the US Vendor wholly or mainly in connection with the Business as at Completion (being as at the date of this Agreement those identified as such in the Employee List);

“US Local Agreement” means the bill of sale and assignment in the Agreed Form AF8 for the sale and purchase of those Business Assets situated in (and the assumption of the corresponding Business Liabilities) in the United States;

 “US Local Purchaser” means the Local Purchaser in respect of the purchase of the Business Assets (and assumption of the Business Liabilities) and Target Business from the US Vendor as defined in Schedule 1;

“US Vendor” means Avecia Biologics Inc, one of the Business Vendors;

“Vaccines” means recombinant Protective Antigen (rPA) vaccine against anthrax and/or Yersinia pestis Antigen (rYP) vaccine (comprising rF1 and rV recombinant antigens) against pneumonic or bubonic plague;

“VAT” means within the European Community such Tax as may be levied in accordance with (but subject to derogations from) the Directive 77/388/EEC and outside the European Community any Taxation levied by reference to added value or sales of goods or services;

“VATA” means the Value Added Tax Act 1994;

“VAT Records” means the records of the Business which under paragraph 6 of Schedule 11 of the VATA are required to be preserved after Completion;

“Vendors” means the Business Vendors and the Principal Vendor;

“Vendors’ Group” means the Principal Vendor and any holding company of the Principal Vendor and any subsidiary of such holding company or the Principal Vendor from time to time including without limitation the Business Vendors;

“Vendors’ Solicitors” means Dickson Minto W.S., Royal London House, 22-25 Finsbury Square, London, EC2A 1DX; and

“Warranties” means the warranties contained in Schedule 4.

2.                                      INTERPRETATION

In this Agreement:

2.1.	the masculine gender shall be deemed to include the feminine and neuter and the singular number shall be deemed to include the plural and vice versa;

2.2.	the Clause headings, use of bold or italic type and contents page are for convenience of reference only and shall not affect its construction or interpretation;

2.3.	references to Recitals, Clauses, and Schedules are to the recitals and clauses of and the schedules to this Agreement and references to paragraphs are to the paragraphs of a Schedule;

2.4.

reference to any statute or statutory provision shall include any statute or statutory provision which amends, extends, consolidates or replaces the same, or which has been amended, extended, consolidated or replaced by the same, and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute, provided that no such amendment, extension, consolidation replacement, order, regulation, instrument or other subordinate legislation made after the date of this Agreement shall increase the liability of any party;

2.5.	references to persons shall include references to firms, corporations or unincorporated associations;

2.6.	where a word or expression is given a particular meaning, other parts of speech and grammatical forms of that word or expression have a corresponding meaning;

2.7.	the expressions “subsidiary”, “holding company” and “group undertaking” shall have the same meanings in this Agreement as their respective definitions in the Companies Act 2006;

2.8.

references to any English legal term or concept (including, without limitation, those for any action, remedy, method or judicial proceeding, document, statue, court official, governmental authority or agency) shall in respect of any jurisdiction other than England be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

3.                                      CURRENCY CONVERSION

Any amount to be converted from one currency into a second currency for the purposes of the following provisions of this Agreement shall be converted into an equivalent amount at the Relevant Conversion Date at the Conversion Rate prevailing at the Relevant Conversion Date.  The “Relevant Conversion Date” for the purposes of:

3.1.	paragraph 1.1 of Schedule 5 shall be the date on which the relevant claim was made;

3.2.	paragraph 2 of Schedule 5 shall be the date(s) on which the Principal Vendor makes payment(s) in respect of the relevant claims; and

3.3.	the definitions of Material Breach of Undertaking and Material Breach of Warranty shall be the date on which the Purchaser serves its Termination Notice pursuant to Clause 3.6

In relation to the determination of the Completion Working Capital, the Spot Rate shall apply as provided for in Part 1 of Schedule 3.

4.                                      AVOIDANCE OF OVERLAP OF CERTAIN DEFINITIONS

The definitions of each component of the Business Assets stated above shall be deemed to exclude any item which falls within the definition of “Excluded Assets” and which would otherwise be included within such definitions.

EXECUTED AS FOLLOWS

Executed for and on behalf of
AVECIA INVESTMENTS LIMITED	/s/ A.C. Buckmaster
by: A.C. Buckmaster	Director/Authorised Signatory

Executed for and on behalf of:
AVECIA BIOLOGICS LIMITED	/s/ A.C. Buckmaster
by: A.C. Buckmaster	Director/Authorised Signatory

Executed for and on behalf of
AVECIA BIOLOGICS INC	/s/ A.C. Buckmaster
by: A.C. Buckmaster	Director/Authorised Signatory

Executed for and on behalf of
AVECIA LIMITED	/s/ A.C. Buckmaster
by: A.C. Buckmaster	Director/Authorised Signatory

Executed for and on behalf of
PHARMATHENE, INC	/s/ David P. Wright
by: David P. Wright	Director/Authorised Signatory

Executed for and on behalf of
PHARMATHENE UK LIMITED	/s/ David P. Wright
by: David P. Wright	Director/Authorised Signatory

Executed for and on behalf of
PHARMATHENE US CORPORATION	/s/ David P. Wright
by: David P. Wright	Director/Authorised Signatory